Exhibit 99.1

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Condensed Consolidated Financial Statements

of

WISeKey International Holding Ltd

(unaudited)

As of June 30, 2026

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

1. Condensed Consolidated Statements of Comprehensive Income / (Loss)

	Unaudited 6 months ended June 30,
USD’000	2026	2025	Note ref.

Net sales	11,434	5,293	32
Cost of sales	(5,699)	(3,173)
Depreciation of production assets	(257)	(243)
Gross profit	5,478	1,877

Other operating income	71	82	33
Research & development expenses	(9,603)	(5,792)
Selling & marketing expenses	(9,474)	(7,393)
General & administrative expenses	(27,351)	(16,090)
Total operating expenses	(46,357)	(29,193)
Operating loss	(40,879)	(27,316)

Non-operating income	9,658	6,964	35
Interest and amortization of debt discount and expense	(1)	(88)	28
Non-operating expenses	(5,261)	(1,846)	36
Loss before income tax expense	(36,483)	(22,286)

Income tax income / (expense)	302	(1)
Equity in earnings of unconsolidated entities	(229)	-
Net loss	(36,410)	(22,287)

Less: Net loss attributable to noncontrolling interests	(27,083)	(17,835)
Net loss attributable to WISeKey International Holding Ltd	(9,327)	(4,452)

Earnings / (loss) per Class A Share (USD)			38
Earnings / (loss) per Class A Share
Basic	(0.87)	(0.53)
Diluted	(0.87)	(0.53)

Earnings / (loss) per Class A Share attributable to WISeKey International Holding Ltd
Basic	(0.22)	(0.11)
Diluted	(0.22)	(0.11)

Earnings / (loss) per Class B Share (USD)			38
Earnings / (loss) per Class B Share
Basic	(8.65)	(5.32)
Diluted	(8.65)	(5.32)

Earnings / (loss) per Class B Share attributable to WISeKey International Holding Ltd
Basic	(2.22)	(1.06)
Diluted	(2.22)	(1.06)

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

	Unaudited 6 months ended June 30,
USD’000	2026	2025	Note ref.

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments	(550)	700
Unrealized gains on debt securities
Unrealized holding gains arising during the period	(1)	23
Defined benefit pension plans:			29
Net gain arising during the period	160	95
Other comprehensive income / (loss)	(391)	818
Comprehensive loss	(36,801)	(21,469)

Other comprehensive income attributable to noncontrolling interests	(416)	65
Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd	25	753

Comprehensive loss attributable to noncontrolling interests	(27,499)	(17,770)
Comprehensive loss attributable to WISeKey International Holding Ltd	(9,302)	(3,699)

The accompanying notes are an integral part of these condensed consolidated financial statements.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

2. Condensed Consolidated Balance Sheets

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025	Note ref.

ASSETS
Current assets
Cash and cash equivalents	488,953	429,244	9
Restricted cash, current	6,311	4
Accounts receivable, net of allowance for credit losses	8,051	5,109	10
Inventories	2,101	2,012	11
Prepaid expenses, current	2,033	2,445
Investment, current	2,449	10,032
Government assistance	6,613	4,579	13
Other current assets	1,994	2,353	14
Total current assets	518,505	455,778

Noncurrent assets
Notes receivable, noncurrent	-	31
Deferred tax credits	4,492	2,364	15
Property, plant and equipment net of accumulated depreciation	5,042	3,804	16
Intangible and crypto assets, net of accumulated amortization	30,410	21,073	17
Operating lease right-of-use assets	5,975	6,366	18
Finance lease right-of-use assets	87	126	18
Goodwill	20,012	13,973	19
Available-for-sale debt securities, noncurrent	128	129	20
Equity securities, at cost	19,194	517	21
Investment in unconsolidated affiliates	4,262	7,857	22
Investment in SAFE	7,000	1,000	23
Prepaid expenses, noncurrent	828	1,114
Other noncurrent assets	443	455	24
Total noncurrent assets	97,873	58,809
TOTAL ASSETS	616,378	514,587

LIABILITIES
Current Liabilities
Accounts payable	26,966	19,207	25
Notes payable	613	748	26
Indebtedness to related parties, current	82	84	28
Convertible note payable, current	10	10	26
Deferred revenue, current	1,079	93	32
Current portion of obligations under operating lease liabilities	683	932	18
Current portion of obligations under finance lease liabilities	35	57	18
Income tax payable	-	3
Other current liabilities	12,420	14,132	27
Total current liabilities	41,888	35,266

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025	Note ref.

Noncurrent liabilities
Bonds, mortgages and other long-term debt	724	1,047	28
Deferred revenue, noncurrent	1,076	13	32
Indebtedness to related parties, noncurrent	1,171	1,324	28
Operating lease liabilities, noncurrent	5,227	5,536	18
Finance lease liabilities, noncurrent	55	72	18
Deferred income tax liability	5,805	4,367
Employee benefit plan obligation	4,928	4,502	29
Other noncurrent liabilities	876	1,311
Total noncurrent liabilities	19,862	18,172
TOTAL LIABILITIES	61,750	53,438

Commitments and contingent liabilities			30

SHAREHOLDERS’ EQUITY
Common stock - Class A	16	16	31
Par value - CHF 0.01 and CHF 0.01
Authorized - 2,000,880 and 2,000,880 shares
Issued and outstanding - 1,600,880 and 1,600,880 shares
Common stock - Class B	440	440	31
Par value - CHF 0.10 and CHF 0.10
Authorized - 8,281,180 and 8,281,180
Issued – 4,080,546 and 4,080,546
Outstanding - 4,024,038 and 4,024,038
Share subscription in progress	-	-
Treasury stock, at cost (56,508 and 56,508 shares held)	(502)	(502)	31
Additional paid-in capital	351,740	343,015
Accumulated other comprehensive income / (loss)	3,451	3,426	31
Accumulated deficit	(309,806)	(300,479)
Total shareholders’ equity attributable to WISeKey shareholders	45,339	45,916
Noncontrolling interests in consolidated subsidiaries	509,289	415,233
Total shareholders’ equity	554,628	461,149
TOTAL LIABILITIES AND EQUITY	616,378	514,587

The accompanying notes are an integral part of these condensed consolidated financial statements.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

3. Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Unaudited 6 months ended June 30,
USD’000 (except for share	Number of common shares		Common Share Capital		Total share	Share subscription	Treasury	Additional paid-in	Accumulated	Accumulated other comprehensive	Total stockholders’	Noncontrolling	Total
numbers)	Class A	Class B	Class A	Class B	capital	in progress	Shares	capital	deficit	income / (loss)	equity	interests	equity	Note ref.

As of December 31, 2024	1,600,880	3,365,560	16	359	375	1	(502)	317,050	(294,407)	3,150	25,667	61,457	87,124
Options exercised and acquisition of common stock for tax withholding obligations	-	23,570	-	3	3	-	-	(3,145)	-	-	(3,142)	131	(3,011)
Stock-based compensation	-	-	-	-	-	-	-	8,454	-	-	8,454	-	8,454
L1 and Anson Facilities	-	691,416	-	78	78		-	(78)	-	-	-	-	-
Share Purchase Agreements and warrants (Second Anson SPA and Second L1 SPA and warrants)	-	-	-	-	-	-	-	1,829	-	-	1,829	23,971	25,800
Change in ownership of SEALCOIN	-	-	-	-	-	-	-	846	-	-	846	(281)	565
ATM	-	-	-	-	-	-	-	2,461	-	-	2,461	24,662	27,123
Investment in WeCan Group	-	-	-	-	-	-	-	174	-	-	174	1,774	1,948
Net income / (loss)	-	-	-	-	-	-	-	-	(4,452)	-	(4,452)	(17,835)	(22,287)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	753	753	65	818
As of June 30, 2025	1,600,880	4,080,546	16	440	456	1	(502)	327,591	(298,859)	3,903	32,590	93,944	126,534
As of December 31, 2025	1,600,880	4,080,546	16	440	456	-	(502)	343,015	(300,479)	3,426	45,916	415,233	461,149
Options exercised and acquisition of common stock for tax withholding obligations	-	-	-	-	-	-	-	(317)	-	-	(317)	228	(89)
Stock-based compensation	-	-	-	-	-	-	-	6,692	-	-	6,692	-	6,692	34
Securities Purchase Agreements	-	-	-	-	-	-	-	3,451	-	-	3,451	112,598	116,049	31
Warrant exercises	-	-	-	-	-	-	-	(1,101)	-	-	(1,101)	1,102	1	31
Acquisition of Wecan Group	-	-	-	-	-	-	-	-	-	-	-	7,627	7,627	6
Net income / (loss)	-	-	-	-	-	-	-	-	(9,327)	-	(9,327)	(27,083)	(36,410)
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	25	25	(416)	(391)
As of June 30, 2026	1,600,880	4,080,546	16	440	456	-	(502)	351,740	(309,806)	3,451	45,339	509,289	554,628

The accompanying notes are an integral part of these condensed consolidated financial statements.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

4. Condensed Consolidated Statements of Cash Flows

	Unaudited 6 months ended June 30,
USD’000	2026	2025

Cash Flows from operating activities:
Net loss	(36,410)	(22,287)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property, plant & equipment	456	379
Depreciation of lease building & assets, net of cash paid	-	(59)
Amortization of finance lease right-of-use assets	37	-
Amortization of intangible assets	2,305	-
Impairment loss on crypto assets	323	-
Losses from the remeasurement of crypto assets	3	-
Interest and amortization of debt discount	1	88
Loss / (gain) on remeasurement of equity interest	270	-
Derecognition of WECAN tokens upon consolidation of Wecan	239	-
Gain on repayment of ExWorks Loan	-	(3,699)
Stock-based compensation	3,360	10,093
Bad debt expense	-	6
Inventory valuation allowance	369	(14)
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	-	20
Income / (loss) from equity-method investments	229	-
Income tax expense / (recovery)	(302)	1
Change in income tax receivable, withholding tax	(2,128)	-
Other non-cash expenses / (income)
Unrealized and non-cash foreign currency transactions	1,317	(295)

Changes in operating assets and liabilities, net of effects of businesses acquired
Decrease (increase) in accounts receivable	(2,868)	1,148
Decrease (increase) in inventories	(339)	(772)
Decrease (increase) in government assistance	(2,034)	98
Decrease (increase) in other current assets and prepaids, net	1,157	(1,522)
Decrease (increase) in other noncurrent assets and prepaids, net	298	(37)
Increase (decrease) in accounts payable	7,588	780
Increase (decrease) in deferred revenue	668	40
Increase (decrease) in deferred revenue, noncurrent	1,063	-
Increase (decrease) in income taxes payable	(3)	(2)
Increase (decrease) in other current liabilities, excluding stock-based compensation liability	1,106	1,082
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	(300)	-
Increase (decrease) in other noncurrent liabilities	(433)	(2)
Net cash provided by (used in) operating activities	(24,028)	(14,954)

Cash Flows from investing activities:
Sale / (acquisition) of equity securities	-	565
Sale / (acquisition) of property, plant and equipment	(1,518)	(161)
Sale / (acquisition) of cryptocurrencies	112	(300)
Sale / (acquisition) of debt securities	-	(104)
Sale / (acquisition) of investment in SAFE	(6,000)	-
Sale / (acquisition) of investment in Quobly SAS	(17,454)	-
Sale / (acquisition) of investment in Miraex	(640)	-
Sale / (acquisition) of investment in FOSSA	(1,239)	-
Sale / (acquisition) of investment, current	7,583	-
Acquisition of a business, net of cash and cash equivalents acquired	(4,314)	-
Acquisition of unconsolidated affiliate	-	(1,538)
Net cash provided by (used in) investing activities	(23,470)	(1,538)

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

	Unaudited 6 months ended June 30,
USD’000	2026	2025

Cash Flows from financing activities:
Proceeds from options and warrants exercises	30	7,398
Proceeds from issuance of Common Stock	124,999	48,263
Common Stock issuance costs	(8,950)	(2,715)
(Issuance of) / Proceeds from convertible loan issuance	(650)	-
Repayments of debt	(562)	(2,526)
Acquisition of common stock for tax withholding obligations	(331)	-
Net cash provided by (used in) financing activities	114,536	50,420

Effect of exchange rate changes on cash and cash equivalents	(1,022)	68

Cash and cash equivalents and restricted cash
Net increase (decrease) during the period	66,016	33,996
Balance, beginning of period	429,248	90,600
Balance, end of period	495,264	124,596

Reconciliation to balance sheet
Cash and cash equivalents	488,953	124,596
Restricted cash, current	6,311	-
Balance, end of period	495,264	124,596

Supplemental cash flow information for financing and investing
Cash paid for interest, net of amounts capitalized	4	-
Issuance of shares in relation to investments in unconsolidated affiliates	-	1,948
Shares withheld to satisfy tax obligations	331	3,035
ROU assets obtained from operating lease	-	70
ROU assets obtained from finance lease	39	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

5. Notes to the Condensed Consolidated Financial Statements

Note 1. The WISeKey Group

WISeKey International Holding Ltd, together with its consolidated subsidiaries (“WISeKey” or the “Company” or the “Group” or the “WISeKey Group”), has its headquarters in Switzerland. WISeKey International Holding Ltd, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SIS AG, with the valor symbol “WIHN” since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol “WKEY” since December 2019.

The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of individuals, cloud applications, and connected devices, through its Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain and Space technologies. WISeKey’s current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market.

The Group pursues a vertical integration strategy, including through acquisitions of companies operating in complementary technology areas. Its strategic objectives include strengthening its position among leading post-quantum cryptography providers, expanding its integrated service offering and achieving cross-selling opportunities and operational synergies across the WISeKey Group.

Note 2. Future operations and going concern

The Group experienced a loss from operations during the reporting period. The accompanying condensed consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

The Group incurred an operating loss of USD 40.9 million for the six months ended June 30, 2026, and had positive working capital of USD 476.6 million as of June 30, 2026. Based on the Group’s cash projections through September 30, 2027, management believes that the Group has sufficient liquidity to fund its operations and financial commitments. Historically, the Group has used equity financing, together with operating cash flows, to fund its cash requirements. Any additional equity financing may be dilutive to shareholders.

Based on the foregoing, management believes that preparation of these condensed consolidated financial statements on a going-concern basis is appropriate.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 3. Basis of presentation

The condensed consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”) as set forth in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars (“USD”) unless otherwise stated.

These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Group’s annual financial statements for the year ended December 31, 2025, as filed in the 20-F on April 30, 2026.

The Group’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year. The significant accounting policies applied in the annual consolidated financial statements of the Group as of December 31, 2025, contained in the Group’s Annual Report have been applied consistently in these unaudited condensed consolidated financial statements.

It is management’s opinion that all adjustments necessary for a fair statement of the results for the interim periods have been made. These unaudited condensed consolidated financial statements include a description of the nature and amount of material adjustments other than normal recurring adjustments.

Acquisition of Miraex SA

On June 1, 2026, WISeKey, through its subsidiary SEALSQ Corp (“SEALSQ”), acquired 100% of the outstanding shares and voting rights of Miraex. The Group concluded that the acquired set did not meet the definition of a business under ASC 805 and accounted for the transaction as an asset acquisition under ASC 805-50. Miraex’ assets, liabilities and results of operations have been included in the Group’s condensed consolidated financial statements from June 1, 2026. See Note 7 for further information.

The acquisition supports WISeKey’s development of secure quantum communication solutions.

Acquisition of Wecan Group SA

On June 1, 2026, WISeKey, through its subsidiary SEALSQ, acquired a 55.5% controlling interest in Wecan. The acquisition was accounted for as a business combination in accordance with ASC 805, with SEALSQ identified as the accounting acquirer. Wecan’s assets, liabilities and results of operations have been included in the Group’s condensed consolidated financial statements from June 1, 2026. See Note 6 for further information.

The acquisition enhances WISeKey’s digital security and trusted data-exchange solutions for sensitive industries.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Additional paid-in capital

During preparation of the Group’s 2025 financial statements, management identified an error in the accounting for Swiss issuance stamp duties arising on share issuances by the Group’s consolidated subsidiary SEALSQ Corp. The error resulted in an understatement of consolidated liabilities and additional paid-in capital, and an overstatement of the loss and noncontrolling interest associated with SEALSQ share issuances. Management evaluated the error in accordance with ASC 250 and applicable SEC materiality guidance and concluded that the previously issued consolidated financial statements were not materially misstated. The Group revised the comparative information presented herein to correct the immaterial error.

The tables below show the effect of the adjustment of the prior period information on the Condensed Consolidated Statements of Comprehensive Income / (Loss), Condensed Consolidated Statements of Changes in Shareholders’ Equity and Condensed Consolidated Statements of Cash Flows. The related interest accrual in relation to the late payment in prior years was deemed immaterial and was not adjusted in retained earnings, instead, a total cumulated interest expense of USD 30,138 was recorded in the income statement in the six months ended June 30, 2025 (USD 4,884 arising in 2023, USD 14,563 in 2024 and USD 10,691 in the six months ended June 30, 2025).

Condensed Consolidated Statements of Comprehensive Income / (Loss)

	As reported in the financial statements ended June 30, 2025	As adjusted in the financial statements ended June 30, 2026
	6 months ended June 30,	6 months ended June 30,
USD’000	2025 (unaudited)	2025 (unaudited)

Non-operating expenses	(1,816)	(1,846)
Loss before income tax expense	(22,256)	(22,286)
Net loss	(22,257)	(22,287)

Less: Net loss attributable to noncontrolling interests	(17,807)	(17,835)
Net loss attributable to WISeKey International Holding Ltd	(4,450)	(4,452)

Comprehensive loss	(21,439)	(21,469)

Comprehensive loss attributable to noncontrolling interests	(17,742)	(17,770)
Comprehensive loss attributable to WISeKey International Holding Ltd	(3,697)	(3,699)

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	As reported in the financial statements ended June 30, 2025 (unaudited)					As adjusted in the financial statements ended June 30, 2026 (unaudited)
USD’000	Additional paid-in capital	Accumulated deficit	Total stockholders’ equity	Non-controlling interest	Total equity (deficit)	Additional paid-in capital	Accumulated deficit	Total stockholders’ equity	Non-controlling interest	Total equity (deficit)
As of December 31, 2024	316,431	(294,407)	25,048	62,076	87,124	317,050	(294,407)	25,667	61,457	87,124
Share Purchase Agreements and warrants (Second Anson SPA and Second L1 SPA and warrants)	1,594	-	1,594	24,206	25,800	1,829	-	1,829	23,971	25,800
ATM	2,213	-	2,213	24,910	27,123	2,461	-	2,461	24,662	27,123
Investment in Wecan	156	-	156	1,792	1,948	174	-	174	1,774	1,948
Net loss	-	(4,450)	(4,450)	(17,807)	(22,257)	-	(4,452)	(4,452)	(17,835)	(22,287)
As of June 30, 2025	326,471	(298,857)	31,472	95,092	126,564	327,591	(298,859)	32,590	93,944	126,534

Condensed Consolidated Statements of Cash Flows

	As reported in the financial statements ended June 30, 2025	As adjusted in the financial statements ended June 30, 2026
	6 months ended June 30,	6 months ended June 30,
USD’000	2025 (unaudited)	2025 (unaudited)
Cash Flows from operating activities:
Net income / (loss)	(22,257)	(22,287)
Increase / (decrease) in other current liabilities, excluding stock-based compensation liability	1,052	1,082

Note 4. Summary of significant accounting policies

Asset Acquisition

The Group evaluates acquisitions under ASC 805 to determine whether the acquired set meets the definition of a business. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set is not considered a business.

Acquisitions that do not meet the definition of a business are accounted for as asset acquisitions under ASC 805-50. The cost of an asset acquisition includes the consideration transferred and direct transaction costs and is allocated to the assets acquired and liabilities assumed based on their relative fair values. No goodwill is recognized.

Business Combinations

The Group accounts for business combinations using the acquisition method in accordance with ASC 805. Identifiable assets acquired and liabilities assumed are recognized at their acquisition-date fair values, with any excess of the consideration transferred, the fair value of any previously held equity interest and the fair value of noncontrolling interests over the identifiable net assets acquired recognized as goodwill. In a business combination achieved in stages, any previously held equity interest is remeasured to fair value at the acquisition date, with the resulting gain or loss recognized in earnings.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Investment in Equity Securities

Equity securities are investments representing an ownership interest in an entity, excluding investments in consolidated subsidiaries, investments accounted for under the equity method and instruments subject to other applicable U.S. GAAP. The Group measures equity securities at fair value through earnings, except for equity securities without readily determinable fair values for which the Group has elected the measurement alternative under ASC 321. Under the measurement alternative, investments are measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

Investments in Unconsolidated Affiliates

In line with ASC 323, the Group accounts for investments in entities over which it has significant influence, but not control, using the equity method of accounting. The Group evaluates the need for the equity method where influence exists despite lower ownership levels. Under the equity method, investments are initially recorded at cost and subsequently adjusted for the Group’s proportionate share of the investee’s net income or loss and dividends received. The Group’s share of the income or loss of these companies is reported in the consolidated income statement under equity in earnings of unconsolidated affiliates. The investment in these companies is reported in the consolidated balance sheet under investments in unconsolidated affiliates or related party affiliates.

The Group evaluates equity method investments for impairment when events or changes in circumstances indicate that the fair value of an investment may have declined below its carrying amount. If the decline in value is determined to be other than temporary, the investment is written down to fair value, and the impairment loss is recognized in earnings.

Segment Reporting

The chief operating decision maker, who is also the Chief Executive Officer, regularly reviews information collated into two segments for purposes of allocating resources and assessing budgets and performance. The Group reports its financial performance based on this segment structure described in Note 37.

Variable Interest Entities

The Group evaluates its interests in legal entities under ASC 810 to determine whether it has a controlling financial interest under the voting-interest or variable-interest entity model. A variable interest entity is consolidated when the Group is its primary beneficiary, meaning that the Group has both the power to direct the activities of the variable interest entity that most significantly impact its economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the variable interest entity. The Group reassesses its consolidation conclusions when changes in governance, funding or other arrangements occur.

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2026, the Group adopted Accounting Standards Update (ASU) 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments’ preexisting terms.

ASU 2024-04 introduces a “preexisting contract approach” to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the standard clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date. There was no impact on the Group’s results upon adoption of the standard.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

As of January 1, 2026, the Group adopted Accounting Standards Update (ASU) 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides targeted simplifications to the current expected credit loss (CECL) model for certain short-term financial assets arising from revenue transactions.

ASU 2025-05 introduces a practical expedient that allows entities to assume that current economic conditions as of the balance-sheet date remain unchanged for the remaining life of certain current accounts receivable and current contract assets when estimating expected credit losses. This eliminates the need to develop forward-looking macroeconomic forecasts for these short-term assets, reducing complexity and documentation burden. The standard also includes related disclosure requirements for entities electing the practical expedient or subsequent collection approach. There was no impact on the Group’s results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.

Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.

Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU makes targeted improvements to Subtopic 350-40 to increase the operability of the recognition guidance considering different methods of software development.

Summary: This update amends Subtopic 350-40 by removing references to prescriptive software development stages and introducing a principles-based approach for capitalizing costs. Under this approach, capitalization begins when management has authorized and committed to funding and it is probable that the project will be completed and used as intended. Additionally, the ASU introduces a framework for assessing significant development uncertainty, clarifies that specific asset disclosures apply to all capitalized internal-use software costs, and consolidates guidance for website development costs into Subtopic 350-40.

Effective Date: ASU 2025-06 is effective for all entities for fiscal years beginning after December 15, 2027. Early adoption is permitted.

The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow Scope Improvements. This update clarifies and refines the guidance in ASC 270 to improve how entities prepare and disclose interim financial statements and notes in accordance with U.S. GAAP.

Summary: The update specifies that ASC 270 applies to all entities that provide a complete set of interim financial statements with notes. It clarifies the form and content of interim financial statements and accompanying disclosures, including a consolidated list of disclosure requirements relevant for interim periods. The ASU also codifies a disclosure principle requiring entities to report material events or changes that occur after the most recent annual reporting period, such as significant changes in estimates, accounting policies, or contingencies. These amendments improve clarity, consistency, and ease of application but do not change the fundamental nature of interim reporting.

Effective Date: ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its interim financial statements but does not expect it to have a material impact.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock, which eliminates diversity in practice by providing explicit guidance for instruments that previously lacked specific treatment under U.S. GAAP.

Summary: The update clarifies that issuers must initially measure paid-in-kind (PIK) dividends on equity-classified preferred stock using the contractually stated dividend rate rather than the fair value of the underlying shares. It also establishes consistent presentation and disclosure requirements for the issuance of these shares.

Effective Date: ASU 2026-01 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

Note 5. Concentration of credit risks

Financial instruments subject to credit risk

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Group’s cash and cash equivalents are mostly held with one large financial institution. Management believes that the financial institution that holds most of its cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

Customer concentration

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. It generally does not require collateral on trade accounts receivable.

Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the six months ended June 30, 2026 and 2025, and the clients whose net trade accounts receivable balances (excluding related party receivables) represented 10% or more of total consolidated net trade accounts receivable balances as of June 30, 2026 and December 31, 2025. In addition, the Group notes that some of its clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in the Group’s customer orders which would adversely affect its operating results.

Revenue concentration	Unaudited 6 months ended June 30,
(% of total revenue)	2026	2025
Semiconductors segment
International computer and hardware manufacturer	14%	8%
International distributor of semiconductors, electronics	15%	9%

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Receivables concentration	As of June 30, 2026 (unaudited)		As of December 31, 2025
(% of total accounts receivable and maximum amount of loss due to credit risk)%		USD’000%		USD’000
Semiconductors segment
International computer and hardware manufacturer	15%	856	25%	1,196
International distributor of semiconductors, electronics	11%	617	3%	134

Note 6. Business Combination

On June 1, 2026 (the “Acquisition Date”), WISeKey, through its subsidiary SEALSQ, obtained control of Wecan, a Swiss company operating a blockchain-based digital infrastructure platform focused on secure, decentralized data exchange. The acquisition expands the Group’s secure digital identity and blockchain capabilities and is expected to provide technology, commercial and operational synergies.

The Group initially acquired a 31.87% equity interest in Wecan on June 27, 2025, for total consideration of USD 3.5 million and accounted for the investment under the equity method. The carrying amount of the investment was USD 3.4 million as of December 31, 2025. Immediately before the Acquisition Date, the Group continued to own 31.87% of Wecan’s outstanding ordinary shares. Through subscriptions in Wecan capital increases of CHF 5 million (USD 6.4 million at historical rate), the Group increased its ownership to 55.52% of the outstanding ordinary shares (51.93% on a fully diluted basis) and obtained control.

The acquisition was accounted for as a business combination achieved in stages in accordance with ASC 805 with SEALSQ identified as the accounting acquirer. The assets, liabilities and results of Wecan have been included in the Group’s condensed consolidated financial statements from June 1, 2026.

The form of consideration for the newly acquired interest was cash subscribed through capital increase. The preliminary acquisition-date fair value attributable to the acquisition consisted of the following components:

USD’000
Fair value of previously held equity interest	3,097
Fair value of interest acquired through the June 2026 capital increase	6,423
Total consideration attributable to SEALSQ	9,520
Fair value of noncontrolling interests (“NCI”)	7,627
Aggregate acquisition-date fair value, including NCI	17,147

The amounts above are based on the implied Acquisition Date equity value derived from the June 2026 capital increase. The USD 6.4 million fair value of the newly acquired interest represents SEALSQ’s cash subscription in the capital increase at historical rate. The subscription cash was received by Wecan before the Acquisition Date and included in restricted cash in the Acquisition Date balance sheet. It remained in restricted cash as of June 30, 2026, and was translated into USD at the period-end exchange rate. The acquired assets table below presents the gross acquisition-date balances recognized in consolidation. Noncontrolling interests were measured at fair value using the implied equity value and the applicable ownership percentage.

Immediately before the Acquisition Date, the Group remeasured its previously held equity interest in Wecan to its acquisition-date fair value of USD 3.1 million, resulting in a remeasurement loss of USD 320 thousand. Upon obtaining control, USD 50 thousand of accumulated other comprehensive income related to the previously held interest was reclassified to earnings, resulting in a net acquisition-date loss of USD 270 thousand. The remeasurement loss and related AOCI reclassification are presented in non-operating expense and non-operating income, respectively.

In connection with the acquisition, SEALSQ entered into a shareholders’ agreement that provides SEALSQ with an irrevocable call option to acquire all remaining shares of Wecan held by the noncontrolling shareholders. The option is exercisable solely at SEALSQ’s discretion beginning on the third anniversary of the Acquisition Date. The call option is an embedded feature of the noncontrolling interest and does not result in recognition of a separate derivative asset or liability or classification of the noncontrolling interest as redeemable equity.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

The following table summarizes the preliminary allocation of the acquisition-date fair value as of June 1, 2026:

USD’000
Restricted cash	6,527
Technology	4,062
Trademarks	1,248
Cash and cash equivalents	455
Prepaid expenses and other current assets	286
Crypto assets	71
Accounts receivable	66
Total assets acquired, excluding goodwill	12,715
Deferred income tax liability	(770)
Other current liabilities	(398)
Deferred revenue	(309)
Employee benefit obligation	(295)
Accounts payable	(5)
Total liabilities assumed	(1,777)
Net identifiable assets acquired	10,938
Goodwill	6,209
Aggregate acquisition-date fair value, including NCI	17,147

The acquisition-date amounts recognized are provisional because the Group has not completed its assessment of certain acquired assets and liabilities, including the valuation of acquired intangible assets, deferred revenue, employee benefit obligations and the related deferred tax effects. The Group expects to finalize these valuations and the resulting goodwill within the measurement period, which will not exceed one year from the Acquisition Date. Measurement-period adjustments will be recognized in the reporting period in which the adjustment amounts are determined, including the related effects on earnings calculated as if the revised provisional amounts had been recognized on the Acquisition Date.

Goodwill represents the excess of the aggregate acquisition-date fair value over the fair value of identifiable assets acquired and liabilities assumed. Goodwill is primarily attributable to the expected benefits from Wecan’s assembled workforce, future technology development, commercial expansion and other synergies that do not qualify for separate recognition as identifiable intangible assets. Goodwill has been allocated provisionally to the reporting unit included within the Group’s non-reportable segment. Goodwill is recorded in Wecan’s functional currency (CHF), is translated into USD at each reporting date in accordance with ASC 830.

Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350. No impairment indicators were identified as of June 30, 2026. Goodwill is not expected to be deductible for income tax purposes.

The acquired technology and trademarks are being amortized on a straight-line basis over preliminary estimated useful lives of 15 years. The weighted-average useful life of the acquired identifiable intangible assets is approximately 15 years.

USD’000
Technology	4,062
Trademarks	1,248
Acquired identifiable intangible assets	5,310

For the period from June 1, 2026, through June 30, 2026, Wecan contributed revenue of USD 24,333 and net loss of USD 148,543 to the Group’s condensed consolidated results.

Supplemental Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated financial information presents the combined results of WISeKey and Wecan as if the acquisition had occurred on January 1, 2025:

	6 months ended June 30,
USD’000	2026	2025
Revenue	11,770	5,921
Net income (loss)	(36,829)	(23,527)

The unaudited pro forma financial information includes adjustments to reflect incremental amortization of acquired identifiable intangible assets, related income tax effects, the acquisition-date remeasurement of the previously held equity interest, acquisition-related transaction costs and elimination of intercompany transactions. The pro forma financial information does not reflect potential synergies or integration costs and is not necessarily indicative of the results that would have occurred or of future results.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 7. Asset acquisition

On June 1, 2026, WISeKey, through its subsidiary SEALSQ Corp, acquired 100% of the outstanding shares of Miraex SA, a Swiss technology company focused on photonic integrated circuit technologies for quantum computing and quantum communications.

The Group evaluated the acquisition under ASC 805, Business Combinations, and elected to apply the optional concentration test. Approximately 92.9%   of the fair value of the gross assets acquired was concentrated in Miraex’ proprietary Thin Film Lithium Tantalate photonic integrated circuit technology. Accordingly, substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or group of similar identifiable assets, the acquired set did not meet the definition of a business, and the transaction was accounted for as an asset acquisition in line with ASC 805.

The total acquisition cost was USD 5.8 million (CHF 4.6 million) and consisted of the following components:

USD’000
Base purchase price	5,046
Amounts paid to third-party convertible-loan holders	724
Direct transaction costs	75
Total acquisition cost paid in cash	5,845

Direct transaction costs were capitalized as part of the cost of the asset acquisition. SEALSQ’s CHF 0.5 million pre-closing convertible loan entered into on March 24, 2026, with Miraex, which was applied toward SEALSQ’s capital subscription at closing but was not included in the above base purchase price, and a separate CHF 0.5 million capital contribution to fund Miraex’ operations and development were accounted for as separate shareholder capital transactions and were not included in acquisition cost.

The following table summarizes the allocation of acquisition cost as of June 1, 2026:

USD’000
Acquired technology	7,524
Property, plant and equipment	261
Cash and cash equivalents	254
Inventory	118
Other receivables	81
Other assets	56
Total assets acquired	8,294
Deferred income tax liability	(1,128)
Financial liabilities	(765)
Pension liabilities	(270)
Accounts payable	(161)
Other liabilities	(125)
Total liabilities assumed	(2,449)
Net assets acquired / total acquisition cost	5,845

The acquisition cost was allocated to the assets acquired and liabilities assumed based on their relative fair values, subject to the requirements of other applicable US GAAP guidance. The principal asset recognized was acquired technology with an initial carrying amount of USD 7.5 million (CHF 5.9 million). A deferred income tax liability of USD 1.1 million (CHF 0.9 million) was recognized in connection with the acquired technology. Because the transaction was accounted for as an asset acquisition, no goodwill was recognized.

The acquired technology is being amortized on a straight-line basis over its estimated useful life of 14.6 years. Amortization commenced on June 1, 2026.

Note 8. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

●	Level 1, defined as observable inputs such as quoted prices in active markets;

●	Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

●	Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

	As of June 30, 2026 (unaudited)		As of December 31, 2025
USD’000	Carrying amount	Fair value	Carrying amount	Fair value	Fair value level	Note ref.
Recurring fair value measurements
Available-for-sale debt securities, noncurrent	128	128	129	129	3	20
Investment, current	2,449	2,449	10,032	10,032	2	12
Crypto assets	87	87	121	121	1	17

The following methods and assumptions were used to estimate the fair value of the Group’s financial instruments:

-	Available-for-sale debt securities, noncurrent - fair value remeasured as of reporting period, based on information available.

-	Investment, current – consists of a managed investment account held with UBS Switzerland AG. Although the account is made up of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances, with fair value levels ranging from Level 1 to Level 3, fair value is remeasured as of reporting period, based on the statement of assets made available by UBS at the reporting date, which falls under Level 2.

-	Crypto assets measured at fair value - fair value remeasured as of reporting period, based on quoted prices on crypto exchanges.

The carrying amounts of accounts receivable, accounts payable, notes payable and indebtedness to related parties approximate their fair values due to the short-term nature of these instruments. The carrying amount of bonds, mortgages and other long-term debt approximates fair value as the underlying interest rates are consistent with current market rates. These financial instruments are not measured at fair value on a recurring or nonrecurring basis and are accordingly not included in the fair value hierarchy table above; the fair value information above is provided solely in accordance with ASC 825-10-50-10.

Investments in equity securities without a readily determinable fair value are accounted for under the measurement alternative in ASC 321 (cost minus impairment), adjusted for observable price changes, if any, and are therefore not fair value measurements; see Note 23 for the related carrying amounts and impairment assessment.

Note 9. Cash and cash equivalents

Cash and cash equivalents consisted of cash held in bank accounts with major financial institutions, USD fiat balances held on the Coinbase platform that are immediately withdrawable and not subject to restrictions, and investments in money market funds. Cash at banks represents deposits that are readily available. Money market funds represent highly liquid investments that are readily convertible into cash.

Note 10. Accounts receivable

Accounts receivable balance consisted of the following:

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Trade accounts receivable	6,069	5,283
Allowance for credit losses	(403)	(416)
Accounts receivable from other related parties	2,113	143
Accounts receivable from Board members	-	7
Accounts receivable from underwriters, promoters, and employees	111	77
Other accounts receivable	161	15
Total accounts receivable, net of allowance for credit losses	8,051	5,109

As of June 30, 2026, accounts receivable from other related parties consisted of receivable balances from OISTE, as well as receivables from Quantix Edge Security and Quobly (See Note 40 for details on related parties).

Note 11. Inventories

Inventories consisted of the following:

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Raw materials	500	670
Work in progress	597	192
Finished Goods	1,004	1,150
Total inventories	2,101	2,012

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 12. Investment, current

Managed Investment Account

In November 2025, the Group entered into a discretionary asset management arrangement with UBS Switzerland AG (“UBS”) and opened an investment account under the UBS “Manage Premium” mandate (the “UBS Investment Account). Under the terms of the arrangement, UBS is authorized to manage the assets held in the UBS Investment Account on a discretionary basis within agreed investment parameters. The UBS Investment Account is maintained for investment purposes and not for day-to-day operating cash needs.

The UBS Investment Account consists of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances held to facilitate portfolio management.

The UBS Investment Account is classified as current investments and is measured at fair value at each reporting date. Changes in fair value, including unrealized gains and losses, are recognized in earnings. Fair value is determined based on UBS account statements reflecting observable market prices for the underlying investments.

Cash balances and call deposits held within the UBS Investment Account are not segregated or designated for operating use and are maintained as part of the overall investment strategy. Accordingly, such balances are not classified as cash and cash equivalents

Note 13. Government assistance

SEALSQ France SAS and IC’Alps SAS are eligible for research tax credits provided by the French government. As of June 30, 2026, and December 31, 2025, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 6,613,247 and USD 4,578,813, each translated at the period-end exchange rate.

The credit is deductible from the entity’s income tax charge for the year or payable in cash the following year, whichever event occurs first. Refundable R&D tax credits are accounted for as government assistance in accordance with ASC 832 and are recognized in the consolidated financial statements consistent with the Group’s accounting policy.

In addition, the Companies are also entitled to receive other grants, including interest subvention—a government incentive that subsidizes or reduces the interest cost on eligible borrowings (see Note 28 for further details)—as well as reimbursements for certain expenses.

Note 14. Other current assets

Other current assets consisted of the following:

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Value-Added Tax receivable	1,678	1,536
Advanced payment to suppliers	235	303
Deposits, current	32	5
Customer contract assets, current	-	467
Other current assets	49	42
Total other current assets	1,994	2,353

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 15. Deferred tax credits

Most of the Group deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note 16. Property, plant and equipment

Property, plant and equipment, net consisted of the following:

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Buildings and leasehold improvements	218	224
Computer equipment and licenses	2,443	1,949
Machinery & equipment	9,433	8,275
Office equipment and furniture	3,401	3,428
Total property, plant and equipment gross	15,495	13,876

Accumulated depreciation for:
Buildings and leasehold improvements	(27)	(13)
Computer equipment and licenses	(1,818)	(1,736)
Machinery & equipment	(5,322)	(5,006)
Office equipment and furniture	(3,286)	(3,317)
Total accumulated depreciation	(10,453)	(10,072)
Total property, plant and equipment, net	5,042	3,804
Depreciation charge for the six months ended June 30, 2026	456	379

The Group evaluated property, plant and equipment and other long-lived assets under ASC 360 and concluded that the relevant asset groups were recoverable. Accordingly, no impairment loss was recognized as of June 30, 2026.

The useful economic lives of property, plant and equipment are as follows:

●	Machinery, equipment and production tools	5 to 10 years

●	Office equipment and furniture	2 to 5 years

●	Production masks	5 years

●	Probe cards	5 years

●	Licenses	3 years

●	Software	1 year

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 17. Intangible assets

Intangible, crypto assets and future amortization expenses consisted of the following:

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Crypto assets and related balances:
WECAN tokens	-	500

Crypto assets measured at fair value:
Ethereum (ETH), Polygon (POL)	6	121
USDC tokens and related market-maker receivable	81	-
Total crypto assets, net	87	621

Intangible assets subject to amortization:
Trademarks	2,067	834
Patents	2,282	2,281
License agreements	16,179	16,535
Customer Relationships	12,730	13,127
Technology	12,908	-
Other intangibles	9,869	11,662
Total intangible assets gross	56,035	44,439
Accumulated amortization for:
Trademarks	(237)	(190)
Patents	(2,281)	(2,281)
License agreements	(14,208)	(13,549)
Customer Relationships	(614)	(288)
Technology	(219)	-
Other intangibles	(8,153)	(7,679)
Total accumulated amortization	(25,712)	(23,987)
Total intangible assets subject to amortization, net	30,323	20,452
Total intangible assets, net	30,410	21,073
Amortization charge for the six months ended June 30,	2,305	-

Management evaluated the acquired identifiable intangible assets and other long-lived assets under ASC 360 and concluded that the asset group was recoverable, and no impairment loss was required as of June 30, 2026.

At December 31, 2025, the Group held 195,788,312 WECAN utility tokens received through token purchase and service arrangements with Wecan. Because Wecan was a related party, the WECAN tokens were outside the scope of ASC 350-60 and were accounted for as indefinite-lived intangible assets under ASC 350-30 using a cost-less-impairment model.

Immediately prior to obtaining control of Wecan on June 1, 2026, the carrying amount of the WECAN tokens was USD 561,377. Based on observable market pricing at May 31, 2026, the Group recognized an impairment loss of USD 322,668, reducing the carrying amount to USD 238,709.

Upon consolidation of Wecan on June 1, 2026, the remaining USD 238,709 carrying amount was derecognized because WECAN is issued by a consolidated subsidiary and no corresponding obligation was recognized within Wecan. Accordingly, the consolidated carrying amount of WECAN tokens was nil at June 30, 2026.

The Group continues to track the underlying WECAN token quantities notwithstanding the nil carrying amount at June 30, 2026. Any subsequent external transfer or disposal will be accounted for based on the terms and substance of the transaction.

At June 30, 2026, the Group held 65,412 USDC tokens through Wecan’s Uniswap liquidity arrangement. The USDC tokens were owned and withdrawable by Wecan and had a fair value of USD 65,412 at June 30, 2026. The remaining USD 16,214 included within crypto assets and related balances relates to a market-maker receivable.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

As of June 30, 2026, a balance of USD 2,786,454 of license fees was outstanding in line with agreed payment terms, made up of USD 1,906,039 payable in the next 12 months recorded in accounts payable and USD 880,415 payable in long-term recorded in other noncurrent liabilities on the consolidated balance sheet.

The Group also holds crypto assets consisting of Ethereum (ETH) and Polygon (POL), which are within the scope of ASC 350-60. These crypto assets are measured at fair value at each reporting date, with changes in fair value recognized in net income.

As of June 30, 2026, the Group held 3.63 ETH and 1,196.71 POL with an aggregate fair value of USD 5,774. For the six months ended June 30, 2026, the Group recognized a loss of USD 3,464 in non-operating expense related to changes in fair value of these crypto assets.

The following table presents a reconciliation of crypto assets measured at fair value (ETH and POL), which excludes WECAN tokens accounted for as indefinite-lived intangible assets under ASC 350-30.

Crypto assets measured at fair value (ETH and POL)	Unaudited 6 months ended June 30,
USD’000	2026
Beginning balance at fair value	121
Sale of crypto assets	(112)
Loss from changes in fair value	(3)
Ending balance ETH and POL	6

The useful economic lives of intangible assets are as follows:

●	Technology	15 years

●	Trademarks	9 to 15 years

●	Patents	5 to 10 years

●	License agreements	1 to 3 years

●	Customer relationships	19 years

●	Other intangibles	2 to 9 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense Year	USD’000
2026	2,647
2027	3,306
2028	2,053
2029	1,786
2030 and beyond	20,531
Total intangible assets subject to amortization, net	30,323

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 18. Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As of June 30, 2026, the Group’s operating leases relate to premises and office equipment. The Group does not sublease. All of its operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

As of June 30, 2026, the Group holds five finance leases relating to IT equipment. During the six months ended June 30, 2026, the Group completed one sale and leaseback transaction relating to IT equipment. The transaction met the criteria for a sale under ASC 606, and, accordingly, the Group derecognized the assets sold and recognized a right-of-use asset and lease liability in accordance with ASC 842. The leaseback arrangements are classified as finance leases.

During the six months ended June 30, 2026, and 2025, the Group recognized rent expenses associated with its leases as follows:

	Unaudited 6 months ended June 30,
USD’000	2026	2025
Finance lease cost
Amortization of right-of-use assets	37	-
Interest on lease liabilities	2	-

Operating lease cost:
Fixed rent expense	590	323
Variable lease cost	70	-
Short-term lease cost	-	-
Net lease cost	699	323
Lease cost - Cost of sales		-
Lease cost - General & administrative expenses	699	323
Net lease cost	699	323

During the six months ended June 30, 2026, and 2025, the Group had the following cash and non-cash activities associated with its leases:

	As of June 30,	As of June 30,
USD’000	2026 (unaudited)	2025 (unaudited)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	590	337
Financing cash flows from finance leases	39	-
Non-cash investing and financing activities:
Net lease cost	699	323
Additions to ROU assets obtained from:
New operating lease liabilities		70
New finance lease liabilities	39	-

The following table provides the details of right-of-use assets and lease liabilities as of June 30, 2026 and December 31, 2025.

USD’000	As of June 30, 2026 (unaudited)	As of December 31, 2025
Right-of-use assets:
Operating leases	5,975	6,366
Finance leases	87	126
Total right-of-use assets	6,062	6,492
Lease liabilities:
Operating leases	5,910	6,468
Finance leases	90	129
Total lease liabilities	6,000	6,597

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

As of June 30, 2026, future minimum annual lease payments were as follows:

	USD’000	USD’000	USD’000
Year	Operating	Finance	Total
2026	572	28	600
2027	877	52	929
2028	858	36	894
2029	857	9	866
2030 and beyond	3,586	10	3,596
Total future minimum operating and finance lease payments	6,750	135	6,885
Less effects of discounting	(840)	(45)	(885)
Lease liabilities recognized	5,910	90	6,000

As of June 30, 2026, the weighted-average remaining lease term was 7.52 years for operating leases and 2.90 years for finance leases.

As leases do not provide an implicit rate, the Group calculated an estimate rate based upon the estimated incremental borrowing rate of the Group. The weighted average discount rate associated with operating lease as of June 30, 2026 was 3.79%. The weighted average discount rate associated with finance lease as of June 30, 2026 was 2.92%.

Note 19. Goodwill

The Group performs its annual goodwill impairment test on October 1 of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Under the quantitative test, the fair value of each reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the reporting unit’s fair value, an impairment charge is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit

Impairment reviews have been conducted for the goodwill allocated to the reporting unit (“RU”) relating to the acquisition of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) in 2016. Fair value has been primarily determined using the market approach based on the quoted market price of its publicly traded subsidiary, SEALSQ Corp, the main component of which is SEALSQ France SAS. The Company believes that the quoted share price of SEALSQ Corp provides a reliable observable input (Level 1) under ASC 820. Fair value is higher than its carrying value. Based on the analysis performed, the Company concluded that no impairment of goodwill existed for the SEALSQ France SAS reporting unit as of June 30, 2026.

In the ASIC segment, goodwill relates to the acquisition of IC’Alps, which represents the reporting unit for purposes of goodwill impairment testing. During the six months ended June 30, 2026, management reviewed IC’Alps’ performance against budget as part of its interim goodwill impairment assessment. Based on this assessment, including current project activity and the longer-term business outlook, management concluded that a quantitative goodwill impairment test was not required, and no impairment loss was recognized as of June 30, 2026. The Group’s next annual goodwill impairment test will be performed as of October 1, 2026.

Goodwill arising from the Wecan acquisition is included within the Group’s non-reportable segment. Management evaluated whether any events or changes in circumstances through June 30, 2026, indicated that the goodwill may be impaired. No such indicators were identified, and no impairment loss was recognized as of June 30, 2026.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

IC’Alps’ functional currency is the Euro (EUR) and Wecan’s functional currency is the Swiss Franc (CHF). Accordingly, goodwill recognized in connection with these acquisitions was recorded in the respective functional currencies and is translated into the Group’s reporting currency (USD) at each reporting date in accordance with ASC 830. Translation adjustments are recorded in accumulated other comprehensive income and do not impact net income.

USD’000	ASIC Segment	Semiconductors Segment	Non-reportable Segment	Total
Goodwill balance as of December 31, 2024	-	8,317	-	8,317
Goodwill acquired during the year	5,504	-	-	5,504
Currency translation adjustment	152	-	-	152
Impairment losses	-	-	-	-
As of December 31, 2025
Goodwill	5,504	8,317	-	13,821
Accumulated currency translation adjustment	152	-	-	152
Goodwill balance as of December 31, 2025	5,656	8,317	-	13,973
Goodwill acquired during the year	-	-	6,209	6,209
Currency translation adjustment	(170)	-	-	(170)
Impairment losses	-	-	-	-
As of June 30, 2026
Goodwill	5,504	8,317	6,209	20,030
Accumulated currency translation adjustment	(18)	-	-	(18)
Goodwill balance as of June 30, 2026	5,486	8,317	6,209	20,012

The assessment of goodwill impairment requires judgment, including the evaluation of qualitative factors such as operating performance, projected cash flows, industry and market conditions, and other relevant events and circumstances. Changes in these factors could result in future impairment charges.

Note 20. Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of the Group’s available-for-sale debt securities. Unrealized gains and losses are recorded in other comprehensive income under unrealized gain or loss on available-for-sale debt securities.

Type of security	Amortized cost USD’000	Unrealized gains USD’000	Unrealized losses USD’000	Fair value USD’000	Maturity
Convertible corporate bonds	129	-	(1)	128	1 to 5 years
Total	129	-	(1)	128

As of June 30, 2026, the Group held one convertible corporate bond issued by ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 21. Equity securities, at cost

Investment in FOSSA SYSTEMS s.l.

On April 8, 2021, WISeKey E.L.A. S.L. invested EUR 440,000 (USD 475,673 at historical rate) to acquire an equity interest in FOSSA SYSTEMS S.L. (“FOSSA”), a Spanish aerospace company providing picosatellites for Low Earth Orbit services, including satellite design, launch and operations.

During the six months ended June 30, 2026, WISeSAT.Space Iberica S.L., a subsidiary of the Group, invested an additional EUR 1,087,633 to acquire 18,052 Series B1A shares of FOSSA. Following this investment, the Group does not control FOSSA and does not have the ability to exercise significant influence over FOSSA.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

The Group’s investments in FOSSA do not have readily determinable fair values. The Group has elected the measurement alternative under ASC 321, under which each investment is measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of June 30, 2026, the Group performed a qualitative impairment assessment and evaluated available transactions involving FOSSA securities for observable price changes. The Group considered the differing economic and governance rights of the securities issued in FOSSA’s financing transactions and concluded that no transaction required an adjustment to the carrying amount of the Group’s existing investments. No impairment loss or adjustment for observable price changes was therefore recorded during the six months ended June 30, 2026.

As of June 30, 2026, the aggregate carrying amount of the Group's investments in FOSSA was EUR 1,527,633 (USD 1,740,206 at the closing exchange rate), comprising the historical EUR 440,000 investment and the EUR 1,087,633 Series B1A investment made during the period.

Investment in Quobly and Joint Cooperation Agreement

On May 26, 2026, SEALSQ acquired 16,666 Series A preferred shares of Quobly SAS (“Quobly”), a French quantum computing company developing silicon-based quantum processors, together with attached anti-dilution warrants, for aggregate consideration of EUR 14,999,400. The investment represents approximately 7.4% ownership of Quobly on a non-diluted basis and is accounted for by the Group as an investment in equity securities under ASC 321. As Quobly is a privately held company and the investment does not have a readily determinable fair value, the investment is measured using the measurement alternative and is recorded at cost, less impairment, and adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer.

As of June 30, 2026, the carrying amount of the investment was USD 17,453,872 (EUR 14,999,400), and management concluded that no impairment indicators or observable price changes requiring adjustment existed.

In connection with the investment, SEALSQ entered into a five-year Joint Cooperation Agreement with Quobly under which Quobly committed to place a minimum of EUR 5.0 million of orders over the term of the agreement through Statements of Work and to make annual prepayments of EUR 1.0 million. As of June 30, 2026, the Group recognized the initial EUR 1.0 million prepayment as a receivable and corresponding current contract liability; no related revenue was recognized. Refer to Note 40 for the related-party disclosure.

Note 22. Investments in unconsolidated affiliates

Quantix Edge Security S.L.

On September 11, 2025, WISeKey and SEALSQ made aggregate capital contributions of EUR 3.825 million to Quantix Edge Security, S.L. (“Quantix”), a Spanish joint venture, representing a combined Group ownership interest of 25.5%. The Group determined that it does not control Quantix but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. The investment was initially recorded at cost. No material basis differences requiring amortization were identified at the acquisition date.

Quantix was in a pre-operational stage as of June 30, 2026. An equity method loss of USD 213,991 was recognized for the six months ended June 30, 2026. During the period, the Group also recorded an immaterial correction to the carrying amount of the investment related to the application of WISeKey’s CHF functional currency. The carrying amount of the investment was approximately USD 4,262,000 as of June 30, 2026, and approximately USD 4,476,000 as of December 31, 2025. No impairment was identified as of June 30, 2026.

Management evaluated the significance of Quantix under Rule 1-02(w) of Regulation S-X as of and for the six months ended June 30, 2026. None of the applicable thresholds exceeded 20%. Accordingly, summarized financial information is not required.

Note 23. Investment in SAFE

Investment in EeroQ – SAFEs

On December 4, 2025, February 16, 2026, and May 25, 2026, the Group entered into Simple Agreements for Future Equity (“SAFEs”, and individually, “SAFE”) with EeroQ Corporation (“EeroQ”), a privately held U.S.-based quantum computing company. The investments do not convey equity ownership, voting rights, or significant influence at inception.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

The Group invested an aggregate of USD 7.0 million under the SAFEs, consisting of an initial investment of USD 1.0 million in December 2025, USD 1.0 million in February 2026, and a further investment of USD 5.0 million in May 2026.

The SAFEs provide the Group with contractual rights to receive equity interests or cash upon the occurrence of specified future events, including qualifying equity financing, liquidity events, or dissolution events.

The investments are measured at cost less impairment as they do not have a readily determinable fair value. The Group evaluates the investments for impairment and observable price changes in orderly transactions for identical or similar investments of the same issuer at each reporting date.

As of June 30, 2026, the carrying amount of the SAFE investments was USD 7.0 million. Management concluded that no impairment indicators or observable price changes requiring adjustment were identified during the period.

Note 24. Other noncurrent assets

Other noncurrent assets consisted of noncurrent deposits. Deposits are primarily made up of rental deposits on the premises rented by the Group.

Note 25. Accounts payable

The accounts payable balance consisted of the following:

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Trade creditors	5,630	4,994
Accounts payable to Board members	264	909
Accounts payable to other related parties	430	183
Accounts payable to underwriters, promoters, and employees	13,010	4,575
Other accounts payable	7,632	8,546
Total accounts payable	26,966	19,207

As of June 30, 2026, accounts payable to Board Members consisted of payables to members of the Board related to compensation and reimbursement matters totaling USD 263,703 (see Note 40).

As of June 30, 2026, accounts payable to other related parties consisted of USD 285,851 payable to OISTE, USD 139,051 payable to the related parties of Carlos Moreira and USD 5,158 payable to Antoine Kohler (see Note 40 for details).

Accounts payable to underwriters, promoters and employees consist primarily of amounts payable to employees for accrued vacation days, bonuses and 13th-month compensation across WISeKey.

Other accounts payable consist primarily of amounts due or accrued for professional services (e.g., legal, accounting and audit services) and related employee social charges.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 26. Notes payable

As of June 30, 2026, notes payable consisted of short-term borrowings and the current portion of long-term borrowings. For further information regarding repayment terms and interest rates, refer to Note 28.

Note 27. Other current liabilities

Other current liabilities consisted of the following:

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Other tax payable	1,738	1,514
Stamp duty liability	6,779	5,761
Customer contract liability, current	1,637	1,773
Stock-based compensation liability, current	1,752	5,084
Supplier contract liability	328	-
Other current liabilities	186	-
Total other current liabilities	12,420	14,132

Note 28. Bonds, mortgages and other long-term debt

Borrowings as of June 30, 2026, primarily relate to financing arrangements held by IC’Alps. The Group also assumed certain borrowings in connection with the acquisition of Miraex on June 1, 2026. Debt is classified as current or noncurrent based on the contractual terms of the respective arrangements and the Group’s right to defer settlement as of June 30, 2026. Interest expense is recognized using the effective interest method in accordance with ASC 835-30, as applicable.

Debt consisted of the following:

	As of June 30, 2026	As of December 31,
USD'000	(unaudited)	2025
Bpifrance Innovation R&D Loan	425	499
Bpifrance Innovation Loan	365	403
PGE loans (CIC, Bpifrance and BNP)	178	394
Recoverable advances – Bpifrance (Innovation and BELICIM)	175	382
Miraex borrowings	109	-
COVID-19 loans	85	117
Convertible notes	10	10
Total debt	1,347	1,805
Less: current portion	(623)	(748)
Noncurrent portion	724	1,057

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

The aggregate contractual principal maturities of debt as of June 30, 2026, are presented below. Amounts represent contractual principal repayments, translated using June 30, 2026, exchange rates, and exclude interest and unamortized discounts.

Year	USD’000
2026	446
2027	459
2028	293
2029	199
2030 and thereafter	28
Total contractual principal	1,425

Bpifrance Innovation – Research & Development Loan Agreement

On June 30, 2022, Bpifrance Financement granted IC’Alps an Innovation – Research & Development Loan in the amount of EUR 500,000 to support an R&D program focused on optimizing the energy consumption of integrated circuits. The loan is repayable over 31 quarters with the final installment scheduled for March 31, 2030, and bears a fixed interest rate of 2.06% per annum. A processing fee was withheld from the proceeds at issuance.

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.

As of December 31, 2025, the Group owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 325,000 (USD 381,765) and current debt in an aggregate amount of EUR 100,000 (USD 117,466).

As of June 30, 2026, the carrying amount of the loan was EUR 372,940 (USD 424,835), of which EUR 98,260 (USD 111,933) was classified as current and EUR 274,680 (USD 312,903) was classified as noncurrent.

Bpifrance Innovation Loan

On June 30, 2022, Bpifrance Financement granted IC’Alps a business loan in the amount of EUR 500,000 to support the financing of intangible expenses related to the industrial and commercial launch of an innovation. The loan is repayable over a seven-year period ending June 30, 2029, and bears a fixed interest rate of 4.29% per annum. A processing fee was withheld from the proceeds at issuance.

The loan was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 5.25% per annum.

As of December 31, 2025, the Group owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 271,255 (USD 318,633) and current debt in an aggregate amount of EUR 72,050 (USD 84,635).

As of June 30, 2026, the carrying amount of the loan was EUR 319,880 (USD 364,392), of which EUR 97,455 (USD 111,016) was classified as current and EUR 222,425 (USD 253,376) was classified as noncurrent.

PGE loan – CIC Lyonnaise de Banque

On May 12, 2020, CIC Lyonnaise de Banque granted IC’Alps a state-guaranteed cash-flow loan (“PGE”) in the amount of EUR 600,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective May 15, 2021, IC’Alps rescheduled repayment over a 60-month period and became liable for interest at a fixed rate of 0.70% per annum on the outstanding principal (together with guarantee fees).

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.

As of December 31, 2025, the Group owed CIC Lyonnaise de Banque current debt in an aggregate amount of EUR 63,287 (USD 74,340).

The facility was substantially repaid by June 30, 2026.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

PGE Soutien Innovation loan – Bpifrance

On June 15, 2020, Bpifrance Financement granted IC’Alps a state-guaranteed cash-flow loan (PGE Soutien Innovation) in the amount of EUR 600,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective June 15, 2021, the repayment of principal and interest was rescheduled over 20 quarterly installments. Under the amended terms, interest accrues at a fixed rate of 3.35% per annum on the outstanding principal.

As of December 31, 2025, the Group owed Bpifrance Financement current debt in an aggregate amount of EUR 75,000 (USD 88,100).

The facility was substantially repaid by June 30, 2026.

PGE loan – BNP Paribas

On June 14, 2022, BNP Paribas granted IC’Alps a state-guaranteed business loan in the amount of EUR 300,000 as part of the French government’s COVID-19 economic support measures. Following an amendment effective June 13, 2023, repayment of principal, interest and guarantee fees was rescheduled over a 60-month period. Under the amended terms, interest accrues at a fixed rate of 3.75% per annum on the outstanding principal.

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.

As of December 31, 2025, the Group owed BNP Paribas noncurrent debt in an aggregate amount of EUR 76,542 (USD 89,911) and current debt in an aggregate amount of EUR 120,333 (USD 141,339).

As of June 30, 2026, the aggregate carrying amount of the CIC, Bpifrance and BNP PGE loan population was EUR 156,585 (USD 178,374), of which EUR 75,940 (USD 86,507) was classified as current and EUR 80,645 (USD 91,867) was classified as noncurrent. The balance principally relates to the BNP Paribas facility.

Recoverable advance from Bpifrance (“Avance Innovation”)

On July 3, 2018, Bpifrance Financement granted IC’Alps an interest-free repayable advance (“Avance Innovation”) in the amount of EUR 652,000 to support the development of analog and digital components for ultrasonic solutions. The advance was disbursed in three instalments (subject to conditions) and is repayable in 20 equal quarterly installments beginning December 31, 2021, and ending September 30, 2026.

As the advance is interest-free, it was initially measured at fair value. Interest expense is recognized subsequently using the effective interest method at an effective interest rate of 4.18% per annum. The difference between the fair value at initial recognition and the cash proceeds received was recognized as deferred income (grant component) and is recognized in income over the related period.

As of December 31, 2025, the Group owed Bpifrance Financement current debt in an aggregate amount of EUR 94,466 (USD 110,966). The current portion of deferred grant income was EUR 3,334 (USD 3,916); accordingly, the carrying value of the current debt was EUR 91,132 (USD 107,050).

As of June 30, 2026, the carrying amount of the advance was EUR 30,922 (USD 35,225), all of which was classified as current.

BELICIM project – Bpifrance grant and recoverable advance agreement

On February 28, 2020, IC’Alps entered into a multi-party aid agreement with Bpifrance Financement under the PSPC-Régions Call for Projects (BELICIM). The aid available to IC’Alps under the program was structured as (i) a recoverable advance and (ii) a grant component.

The recoverable advance is repayable in four annual installments starting December 31, 2024, unless the project is declared a technico-economic failure. The recoverable advance was initially measured at fair value and interest expense is recognized subsequently over the repayment period using the effective interest method at an effective interest rate of 0.94% per annum.

As of December 31, 2025, the Group owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 167,222 (USD 196,430) and current debt in an aggregate amount of EUR 61,253 (USD 71,952).

As of June 30, 2026, the carrying amount of the recoverable advance was EUR 122,492 (USD 139,537), of which EUR 80,491 (USD 91,692) was classified as current and EUR 42,000 (USD 47,845) was classified as noncurrent.

Miraex borrowings

In connection with the acquisition of Miraex SA on June 1, 2026, the Group assumed a CHF 50,000 loan from Bühler AG and an interest-free loan from the Foundation for Technological Innovation (“FIT”). The Bühler loan bears interest at 4% per annum and matures on December 31, 2026. The FIT loan was originally issued for CHF 100,000 and is measured at amortized cost using a 4% effective interest rate. The difference between the proceeds received and the initial fair value of the FIT loan was recognized as deferred grant income and is recognized in income over the financing period.

As of June 30, 2026, the aggregate carrying amount of the Miraex borrowings was CHF 87,824 (USD 108,719), consisting of CHF 50,000 related to the Bühler loan and CHF 37,824 related to the FIT loan. The full amount was classified as current at June 30, 2026.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

COVID-19 loans

On March 24, 2020, WISeKey International Holding Ltd and WISeKey SA entered into loan agreements with UBS SA under the Swiss Government-supported COVID-19 Credit Facility for aggregate proceeds of CHF 571,500. The loans, as amended, are repayable through March 2028 and bear interest at 1.5% per annum.

As of December 31, 2025, the outstanding balance on the loans was CHF 92,161 (USD 116,381).

As of June 30, 2026, the aggregate outstanding balance was CHF 68,800 (USD 84,976), of which CHF 46,600 (USD 57,556) was classified as current and CHF 22,200 (USD 27,419) was classified as noncurrent.

L1 Subscription Agreement

On October 23, 2024, the Group entered into a subscription agreement with L1 Capital Global Opportunities Master Fund (“L1”) pursuant to which L1 committed to provide financing of up to USD 15 million during a 24-month commitment period ending October 22, 2026. Notes issued under the facility are unsecured, non-interest-bearing and convertible into WISeKey Class B shares in accordance with the terms of the facility.

During the six months ended June 30, 2026, there were no subscriptions or conversions under the facility. As of June 30, 2026, convertible notes with an aggregate principal amount and carrying amount of USD 10,000 remained outstanding, and the remaining available commitment under the facility was USD 13.75 million.

Anson Subscription Agreement

On October 23, 2024, the Group entered into a subscription agreement with Anson Investments Master Fund LP (“Anson”) pursuant to which Anson committed to provide financing of up to USD 15 million during a 24-month commitment period ending October 22, 2026. Notes issued under the facility are unsecured, non-interest-bearing and convertible into WISeKey Class B shares in accordance with the terms of the facility.

During the six months ended June 30, 2026, there were no subscriptions or conversions under the facility. As of June 30, 2026, there was no convertible note outstanding and the remaining available commitment under the facility was USD 13.75 million.

Indebtedness to related parties

As of June 30, 2026, the Group had current indebtedness to related parties of USD 81,847, primarily comprising loans from the noncontrolling shareholders of WISeKey SAARC Ltd. The Group also had noncurrent indebtedness to related parties of USD 1,170,519 relating to an unused vacation allowance payable to Peter Ward. Refer to Note 40 for further information regarding related-party balances and transactions.

Note 29. Employee benefit plans

Defined benefit post-retirement plan

The Group maintains defined benefit pension plans covering employees in Switzerland and France. These include plans maintained by WISeKey SA, WISeKey International Holding Ltd., SEALSQ Corp, Wecan and Miraex SA for employees in Switzerland, and plans maintained by SEALSQ France SAS and IC’Alps SAS for employees in France.

All plans are accounted for as defined benefit plans in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern.

ASC 715 requires recognition of the funded status or difference between the fair value of plan assets and the projected benefit obligations of the pension plan on the balance sheet, with a corresponding adjustment recorded in the net loss. If the projected benefit obligation exceeds the fair value of the plan assets, then that difference or unfunded status represents the pension liability.

The Group recorded net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and annual income or expense of the pension plan are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate and the long-term rate of asset return (based on the market-related value of assets). The fair value of plan assets is determined based on prevailing market prices.

The defined benefit pension plan maintained by SEALSQ France SAS and IC’Alps SAS, and their obligations to employees in terms of retirement benefits, is limited to a lump sum payment based on remuneration and length of service, determined for each employee. The plan is not funded, which means that there are no plan assets.

The pension liability calculated as of June 30, 2026, for WISeKey SA, WISeKey International Holding Ltd., SEALSQ Corp, SEALSQ France SAS and IC’Alps SAS is based on annual personnel costs and assumptions as of December 31, 2025. The pension liability calculated as of June 30, 2026 for Wecan and Miraex SA is based on annual personnel costs and assumptions as of May 31, 2026.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

The expected future cash flows to be paid by the Group for employer contribution for the year ended December 31, 2026 are approximately USD 278,000.

Movement in Funded Status	Unaudited 6 months ended June 30,
USD’000	2026	2025
Net service cost	332	140
Interest cost / (credit)	127	78
Expected return on assets	(262)	(172)
Amortization on net (gain) / loss	58	47
Amortization on prior service cost / (credit)	79	51
CTA	4	(3)
Total net periodic benefit cost / (credit)	338	141

Employer contributions paid in the period	(278)	(121)
Total Cashflow	(278)	(121)

All of the assets are held under the collective contract by the plan’s re-insurer company and are invested in a mix of Swiss and International bond and equity securities. In line with ASC 820’s three-tier fair value hierarchy, pension assets belong to the fair value level 2.

Note 30. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 18.

Guarantees

The Group’s software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if the Group’s products infringe a third party’s intellectual property rights. Certain of its product sales agreements also include provisions indemnifying customers against liabilities in the event the Group breaches confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Group’s lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Group has not incurred any costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in its consolidated financial statements.

Warranties and indemnifications

The Group’s product and service sales agreements are evaluated under ASC 606 and ASC 460 to determine whether a warranty is an assurance-type warranty (accounted for under ASC 460) or a service-type warranty that represents a separate performance obligation under ASC 606. All of the warranties described below are assurance-type: none provide the customer with a service beyond assurance that the related product or service will perform in accordance with its agreed-upon specifications, and none give rise to a separate performance obligation.

Certain of the Group’s sales agreements also include provisions indemnifying customers against liabilities arising from an infringement of a third party’s intellectual property rights, or from a breach of confidentiality or service-level requirements. It is not possible to determine the maximum potential amount payable under these indemnification agreements, given the Group’s lack of history of indemnification claims and the unique facts and circumstances of each agreement. To date, the Group has not incurred any costs, and has not recognized any liability, related to these indemnification obligations.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

The Group also provides assurance-type warranties on its ASIC products, with the warranty period and remedy varying by the stage of the product life cycle at which the circuit is delivered. During the development phase (prototypes and pre-series chips), the warranty period is three to six months from the date of delivery. Once a circuit has reached volume production (delivered as a processed, unpackaged semiconductor chip or as a processed wafer), the warranty period is 24 months from the date of delivery, and available remedies include replacement of the product, a credit note, or a rebate on the purchase price.

In both cases, the customer may request that the Group initiate a diagnostic process to assess a potential defect. If the process determines the circuit conforms to specifications — excluding third-party IP or sub-blocks, and except where the customer has modified the product — or if the customer cancels the process before completion, the customer bears the cost of that process. The cost of any redesign outside the scope of the warranty, or of support requested after the warranty period has expired, is chargeable to the customer at cost or at agreed rates. The warranty excludes damage not attributable to the Group, such as damage resulting from improper storage or use by the customer.

In accordance with ASC 460, the Group has classified all of the warranties described above as assurance-type warranties, because each covers only the relevant product’s or service’s compliance with its agreed-upon specifications. No liability has been recognized for potential warranty claims under any of these warranties, as the Group cannot reasonably estimate the likelihood or amount of future payments. It is not possible to determine the maximum potential amount under these indemnification agreements due to its lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Group did not incur any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in its consolidated financial statements.

Note 31. Stockholders’ equity

Stockholders’ equity consisted of the following:

WISeKey International Holding Ltd	As of June 30, 2026		As of December 31, 2025
	Class A Shares	Class B Shares	Class A Shares	Class B Shares
Share Capital
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	439,712
Per Articles of association and Swiss capital categories
Conditional Share Capital - Total number of conditional shares(1)	400,000	2,080,317	400,000	2,080,317
Total number of fully paid-in shares	1,600,880	4,080,546	1,600,880	4,080,546
Per US GAAP
Total number of authorized shares	2,000,880	8,281,180	2,000,880	8,281,180
Total number of fully paid-in issued shares(1)	1,600,880	4,080,546	1,600,880	4,080,546
Total number of fully paid-in outstanding shares(1)	1,600,880	4,024,038	1,600,880	4,024,038
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	439,712
Total share capital (in USD)	455,719		455,719
Treasury Share Capital
Total number of fully paid-in shares held as treasury shares	-	56,508	-	56,508
Treasury share capital (in USD)	-	501,644	-	501,644
Total treasury share capital (in USD)	-	501,644	-	501,644

(1)	As of June 30, 2026, conversions/exercises of conditional capital resulting in 218,180 Class A shares and 95,523 Class B shares had not yet been registered with the commercial register. Accordingly, these shares were not deducted from the number of conditional shares available as of June 30, 2026.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Net loss attributable to WISeKey International Holding Ltd and transfers to/from the noncontrolling interest

The purpose of this schedule is to disclose the effects of the changes in WISeKey’s ownership interest in its subsidiaries on WISeKey’s equity.

USD’000	Unaudited 6 months ended June 30, 2026
Net loss attributable to WISeKey International Holding Ltd	(9,585)
Increase / (decrease) in APIC for the sale of 31,905,635 Ordinary Shares of SEALSQ Corp	258
Net transfers (to) from noncontrolling interest	258
Change from net loss attributable to WISeKey International Holding Ltd’s shareholders and transfers (to) from noncontrolling interest	(9,327)

Treasury Shares

In the six months ended June 30, 2026, WISeKey did not purchase or sell any treasury shares. In the year to December 31, 2025, WISeKey did not purchase any treasury shares and did not sell any treasury shares.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the Group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.

As of June 30, 2026, WISeKey’s treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

Voting rights

The Company has two classes of registered shares outstanding: Class A Shares and Class B Shares. Each Class A Share and each Class B Share entitles the holder to one vote at general meetings of shareholders. The Class A Shares have a nominal value of CHF 0.01 per share and the Class B Shares have a nominal value of CHF 0.10 per share. However, both classes have identical voting rights on a per-share basis, namely one (1) vote per share.

Shareholder resolutions, including the election of members of the board of directors, are generally adopted by the affirmative vote of a majority of the votes represented at a general meeting of shareholders, unless a higher voting threshold is required by Swiss law or the Company’s Articles of Association.

Both classes of shares confer equal rights to dividends and to distributions upon liquidation of the Company, proportionate to their respective nominal values. Only shareholders recorded in the Company’s share register as of the applicable record date are entitled to vote at a general meeting of shareholders.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting but will still be entitled to dividends and other rights with financial value with respect to such Shares.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Transfer Restrictions and Conversion Rights

Holders of Class A Shares have entered into shareholder agreements with the Company under which transfers of Class A Shares are restricted. Such holders may not (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a “Transfer”), except if such Transfer constitutes a “Permitted Transfer”, as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate, or any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at WISeKey’s annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

Equity transactions in SEALSQ Group

At-the-Market Facility

On May 19, 2025, the Group entered into an at-the-market (“ATM”) equity offering program for its subsidiary SEALSQ, pursuant to which it may offer and sell Ordinary Shares of SEALSQ having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

During the six months ended June 30, 2026, the Group did not sell any ordinary shares under the ATM program. As of June 30, 2026, approximately USD 28.9 million remained available for future sales under the ATM facility.

Share Purchase Agreement with Several Institutional Investors signed in March 2026

On March 15, 2026, the Group entered into a Securities Purchase Agreement (the “March 2026 SPA”) with several institutional investors in connection with a registered direct offering led by Maxim Group LLC. Pursuant to the March 2026 SPA, the Group agreed to sell and issue 22,913,630 ordinary shares and pre-funded ordinary share purchase warrants to purchase up to 7,500,000 ordinary shares (the “Pre-funded Warrants”), together with Class E ordinary share purchase warrants to purchase up to 60,827,260 ordinary shares (the “Class E Warrants”), for aggregate gross proceeds of USD 124,999,269.

Each Pre-funded Warrant is exercisable for one ordinary share at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class E Warrants are immediately exercisable, have an exercise price of USD 5.50 per ordinary share, and expire seven years from the date of issuance. Each Class E Warrant is exercisable for one ordinary share.

The ordinary shares, Pre-funded Warrants, and Class E Warrants issued in connection with the March 2026 SPA were assessed as equity instruments and recorded within stockholders’ equity in accordance with ASC 480 and ASC 815. The gross proceeds from the transaction were allocated among the ordinary shares and the Pre-Funded Warrants and Class E Warrants based on their relative fair values at the issuance date, with the amounts allocated to ordinary shares recorded in the Common stock - Ordinary shares at par value and the excess credited to APIC, and the amounts allocated to the Pre-Funded Warrants and Class E Warrants recorded in APIC. The fair value of the ordinary shares was determined based on the quoted market price on the issuance date, and the fair value of the Pre-Funded Warrants and Class E Warrants was estimated using a Black-Scholes option pricing model.

Issuance costs directly attributable to the transaction of USD 7,775,329  were recorded as a reduction of stockholders’ equity and allocated to the ordinary shares and the Pre-Funded Warrants and Class E Warrants on the same relative fair value basis. All pre-funded warrants were exercised as of June 30, 2026, resulting in the issuance of 7,500,000 ordinary shares.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 32. Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications, and, with the acquisition of IC’Alps, from the delivery of custom ASIC (Application-Specific Integrated Circuit) design and development services during the pre-production phase, and the supply of manufactured ASIC chips during the production phase. These services and products are typically contracted separately but may also be bundled across multiple phases of the ASIC lifecycle.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following table shows the description of the principal activities from which the Group generates its revenue across all reportable segments:

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Certificates	The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay for certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue.
Semiconductors secure chips

Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations.

The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.

SaaS

The Group’s SaaS arrangements cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions, as well as cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer.

Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.

Software and INeS Certificate Management Platform

The Group provides software for certificates life-cycle management and signing and authentication solutions, including through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable.

Customers pay upon delivery of the software or over the PCS.

Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelf non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.
Space and satellite technology services	The Group provides project-based space and satellite technology services, including technical studies, demonstrators, hardware-related deliverables and associated support services. These services generally represent distinct performance obligations under customer contracts. The Group recognizes revenue at a point in time when the relevant contractual deliverable or service has been performed and accepted by the customer, which generally occurs upon delivery of the technical analysis, report, demonstrator, hardware-related deliverable, or other agreed milestone. Customers typically pay upon invoicing following completion and acceptance of the relevant deliverable or milestone.
ASIC Design	The services provided are structured into Work Packages (WPs), each representing a separate performance obligation. These could include services associated with the specification/ pre-study, design, prototyping or industrialization. Revenue is recognized over time using the cost-incurred method, as customers control the asset during development and the Group has a right to payment for performance to date. Payments are made progressively based on milestones and deliverables.
ASIC Production	Each purchase order for ASIC chips represents a distinct performance obligation to provide the specified quantity and type of chips. Revenue is recognized at a point in time, specifically, when control of the chip transfers to the customer upon delivery. The Company acts as principal, managing the full production process including subcontractor coordination, quality assurance, and logistics. Customers typically pay once goods are delivered.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Disaggregation of revenue

The following table shows the Group’s revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue (unaudited)	Typical	At a point in time 6 months ended June 30,		Over time 6 months ended June 30,		Total 6 months ended June 30,
USD’000	payment	2026	2025	2026	2025	2026	2025
Semiconductors segment
Secure chips	Upon delivery	8,436	4,710	-	-	8,436	4,710
Certificates	Upon issuance	140	108	27	7	167	115
Total Semiconductors segment		8,576	4,818	27	7	8,603	4,825
ASIC segment
ASIC Design	Milestone based	-	-	2,500	-	2,500	-
ASIC Production	Upon delivery	4	-	-	-	4	-
Total ASIC segment		4	-	2,500	-	2,504	-
Total Non-reportable segments		20	126	307	342	327	468
Total Revenue		8,600	4,944	2,834	349	11,434	5,293

For the six months ended June 30, 2026, and 2025, the Group recorded no revenues related to performance obligations satisfied in prior periods.

The following table shows the Group’s revenues disaggregated by geography, based on its customers’ billing addresses:

Revenue by region	Unaudited 6 months ended June 30,
USD’000	2026	2025
Semiconductors segment
Switzerland	355	169
Rest of EMEA	1,413	683
North America	4,953	3,083
Asia Pacific	1,882	795
Latin America	-	95
Total Semiconductors segment	8,603	4,825
ASIC segment
Switzerland	111	-
Europe, Middle East and Africa	1,782	-
North America	607	-
Asia Pacific	4	-
Total ASIC segment	2,504	-
Total Non-reportable segments	327	468
Total net sales	11,434	5,293

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Contract assets, deferred revenue and contract liability

Contract assets, deferred revenue and contract liability consisted of the following:

	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Trade accounts receivables
Trade accounts receivable - Semiconductors segment	3,518	3,282
Trade accounts receivable - ASIC segment	1,405	986
Trade accounts receivable – Non-reportable segments	743	599
Total trade accounts receivables	5,666	4,867
Contract assets - ASIC segment	-	451
Contract assets – Non-reportable segments	-	16
Total contract assets	-	467
Customer contract liabilities – Semiconductors segment	1,184	4
Customer contract liabilities – ASIC segment	328	1,596
Customer contract liabilities – Non-reportable segments	125	173
Total contract liabilities	1,637	1,773
Deferred revenue
Deferred revenue - Semiconductors segment	36	21
Deferred revenue - ASIC segment	1,756	4
Deferred revenue - Non-reportable segments	363	81
Total deferred revenue	2,155	106
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the year	43	79

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between its performance and customer payments.

Remaining performance obligations

As of June 30, 2026, approximately USD 3,792,000 of revenue is expected to be recognized from remaining performance obligations. The Group expects to recognize this revenue in 2026, 2027 and 2028, as follows:

Estimated revenue from remaining performance obligations as of June 30, 2026 (USD’000)	Total
2026	2,700
2027	264
2028	828
Total remaining performance obligation	3,792

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 33. Other operating income

Other operating income consisted of the following:

	Unaudited 6 months ended June 30,
USD’000	2026	2025
Other operating income from related parties	71	82
Total other operating income	71	82

In the six months ended June 30, 2026 and 2025, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 40).

Note 34. Stock-based compensation

Stock-based compensation in WISeKey International Holding Ltd

Employee stock option plans

The Stock Option Plan (“ESOP 1”) was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2,632,500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

The Stock Option Plan (“ESOP 2”) was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16,698,300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.

At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding Ltd at the same terms, with the share exchange term of 5:1 into WIHN Class B Shares.

Grants

In the six months ended June 30, 2026, the Group granted a total of 4,894 options exercisable in WIHN Class B Shares. Each option is exercisable into one WIHN Class B Share.

The options granted consisted of 4,894 options with immediate vesting granted to a Board member, all of which had been exercised as of June 30, 2026.

No options on WIHN Class A Shares were granted during the six months ended June 30, 2026, 2025 and 2024. Options granted under the plans generally vest immediately upon grant unless otherwise specified.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

Prior to 2025, all option grants were classified as equity instruments. However, in the second half of 2025, WISeKey management decided to permit the withholding of shares as a means of meeting the grantee’s tax obligation in relation to their option exercise, which means that, for jurisdictions that do not have any withholding requirement, the awards are accounted for as liabilities under ASC 718, measured at fair value on the grant date and remeasured at each reporting period until settlement. The reclassification of some options from equity to liability and the related remeasurement at fair value at December 31, 2025 generated a net credit to the income statement of USD 2,914,204 in the year ended December 31, 2025 (USD 1,590,825 for WIHN Class B Shares and USD 1,323,379 for WIHN Class A Shares), in relation to WISeKey options granted to employees and Board members.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

In the six months ended June 30, 2026, the reclassification of some options from equity to liability and the related remeasurement at fair value at June 30, 2026 generated a net credit to the income statement of USD 610,323 in the six months ended June 30, 2026 (USD 323,400 for WIHN Class B Shares and USD 286,923 for WIHN Class A Shares), in relation to WISeKey options granted to employees and Board members.

The following assumptions were used to estimate the fair value of stock options granted:

Assumption	June 30, 2026	June 30, 2025
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	118.90%	83.07 – 127.81%
Average remaining expected life of stock options on WIHN Class B Shares (years)	3.28	3.49
Average remaining expected life of stock options on WIHN Class A Shares (years)	n/a	3.40

Unvested options to employees as of June 30, 2026 were recognized prorata temporis over the service period (grant date to vesting date).

The following table illustrates the development of the Group’s non-vested options for the six months ended June 30, 2026.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as of December 31, 2024	136	7.55	-	-
Granted	22,129	11.08	-	-
Vested	(22,265)	11.06	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as of December 31, 2025	-	-	-	-
Granted	-	-	-	-
Vested	-	-	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as of June 30, 2026	-	-	-	-

As of June 30, 2026, there was no unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as of June 30, 2026, were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and the group therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group’s stock option activity for the six months ended June 30, 2026.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	276,259	2.40	5.25	5,235,260
Of which vested	276,123	2.40	5.24	5,226,771
Of which non-vested	136	-	-	-
Granted	22,129	0.97	-	-
Exercised or converted	(7,741)	0.13	-	127,275
Forfeited or cancelled	(1,200)	3.16	-	-
Expired	(200)	-	-	-
Outstanding as of December 31, 2025	289,247	2.47	4.31	4,073,566
Of which vested	289,247	2.47	4.31	4,073,566
Of which non-vested	-	-	-	-
Granted	4,894	0.13	-	-
Exercised or converted	(94,844)	2.20	-	1,001,061
Forfeited or cancelled	-	-	-	-
Expired	(221)	-	-	-
Outstanding as of June 30, 2026	199,076	2.54	4.08	2,399,174
Of which vested	199,076	2.54	4.08	2,399,174
Of which non-vested	-	-	-	-

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	392,720	0.25	3.90	723,175
Of which vested	392,720	0.25	3.90	723,175
Granted	-	-	-	-
Outstanding as of December 31, 2025	392,720	0.25	2.90	526,675
Of which vested	392,720	0.25	2.90	526,675
Granted	-	-	-	-
Exercised or converted	(218,180)	0.32	-	58,546
Outstanding as of June 30, 2026	174,540	0.16	2.41	199,624
Of which vested	174,540	0.16	2.41	199,624

Stock-based compensation in SEALSQ Corp

Employee stock option plans

The F Share Option Plan (“FSOP”) and the Ordinary Share Option Plan (“OSOP”) were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

In the six months ended June 30, 2026, the Group granted a total of 1,230,670 options exercisable in Ordinary Shares. Each option is exercisable into one Ordinary Share.

The options granted consisted of:

-	1,179,670 options with immediate vesting granted to employees and Board members, all of which had been exercised as of June 30, 2026.

-	45,000 options with immediate vesting granted to employees and Board members, which had not been exercised as of June 30, 2026.

-	6,000 options with immediate vesting granted to external advisors, which had not been exercised as of June 30, 2026.

The options granted were valued at grant date using the Black-Scholes model.

There was no grant of options on F Shares in the six months ended June 30, 2026.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of an Ordinary Share of SEALSQ. Expected volatility is based on historical volatility of SEALSQ’s Ordinary Shares.

In the six months ended June 30, 2026, a total charge of USD 3,969,010 for options granted to Board members, employees and external advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

An amount of USD 4,247,067 was in relation to equity classified options while the remaining USD (278,057) related to liability classified stock options.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	June 30, 2026	June 30, 2025
Dividend yield	None	None
Risk-free interest rate used (average)	1.00%	1.00%
Expected market price volatility	172.11% - 179.04%	175.40%
Average remaining expected life of stock options on F Shares (years)	-	-
Average remaining expected life of stock options on Ordinary Shares (years)	6.10	6.40

The following table illustrates the development of the Group’s non-vested options for the six months ended June 30, 2026 and for the year 2025.

	Options on Ordinary shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as of December 31, 2024	-	-
Granted	3,042,652	2.94
Vested	3,041,452	2.93
Non-vested forfeited or cancelled	-	-
Non-vested options as of December 31, 2025	1,200	4.29
Granted	1,230,670	3.45
Vested	1,230,670	3.45
Non-vested forfeited or cancelled	-	-
Non-vested options as of June 30, 2026	1,200	4.29

Options on F shares
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as of December 31, 2024	-	-
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as of December 31, 2025	-	-
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as of June 30, 2026	-	-

The following tables summarize the Group’s stock option activity for the six months ended June 30, 2026 and the year ended December 31, 2025.

Options on Ordinary shares	SEAL Ordinary Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	245,165	0.01	6.65	1,505,313
Of which vested	245,165	0.01	6.65	1,505,313
Granted	3,042,652	0.01	-	-
Exercised or converted	(2,647,019)	0.01	-	9,471,366
Forfeited or cancelled	(65,774)	0.01	-	-
Outstanding as of December 31, 2025	575,024	0.04	6.14	2,152,900
Of which vested	573,824	0.04	6.14	2,148,376
Granted	1,230,670	0.02	-	-
Exercised or converted	(1,588,536)	0.01	-	5,203,593
Forfeited or cancelled	(6,000)	2.50	-	-
Outstanding as of June 30, 2026	211,158	0.08	5.38	648,096
Of which vested	209,958	0.08	5.38	644,328

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Options on F shares	F shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as of December 31, 2024	-	-	-	-
Of which vested	-	-	-	-
Granted	-	-	-	-
Exercised or converted	-	-	-	-
Outstanding as of December 31, 2025	-	-	-	-
Of which vested	-	-	-	-
Granted	-	-	-	-
Exercised or converted	-	-	-	-
Outstanding as of June 30, 2026	-	-	-	-
Of which vested	-	-	-	-

The Group noted that 1,588,536 options on Ordinary Shares were exercised in the six months ended June 30, 2026 but SEALSQ withheld 96,531 Ordinary Shares as a means of meeting some grantees’ tax obligation in relation to their option exercise, which resulted in the creation and delivery of 1,492,005 Ordinary Shares.

Summary of stock-based compensation expenses

Stock-based compensation expenses	Unaudited 6 months ended June 30,
USD’000	2026	2025
In relation to Employee Stock Option Plan (ESOP)	(615)	131
In relation to non-ESOP Option Agreements	5	27
In relation to SEALSQ Option Plans	3,970	9,935
Total	3,360	10,093

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	Unaudited 6 months ended June 30,
USD’000	2026	2025
Research & development expenses	543	1,834
Selling & marketing expenses	278	3,134
General & administrative expenses	2,539	5,125
Total	3,360	10,093

Note 35. Non-operating income

Non-operating income consisted of the following:

	Unaudited 6 months ended June 30,
USD’000	2026	2025
Foreign exchange gain	2,500	1,619
Gains from the remeasurement of crypto assets	-	5
Gain on remeasurement of previously held equity interest	51	-
Realized gains on Investment	755	-
Unrealized gains on Investment	73	-
Financial income	19	-
Interest income	6,198	1,641
Gain on repayment of ExWorks Loan	-	3,699
Other	62	-
Total non-operating income	9,658	6,964

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 36. Non-operating expenses

Non-operating expenses consisted of the following:

	Unaudited 6 months ended June 30,
USD’000	2026	2025
Foreign exchange losses	3,983	1,574
Losses from the remeasurement of crypto assets	326	-
Loss on remeasurement of previously held equity interest	320	-
Derecognition of WECAN tokens upon consolidation of Wecan	239	-
Unrealized loss on Investment	91	-
Financial charges	278	232
Interest expense	10	12
Other components of defined benefit plans, net	(10)	(2)
Other	24	30
Total non-operating expenses	5,261	1,846

Note 37. Segment reporting

The Group has two operating and reportable segments that meet the criteria set forth in ASC 280-10-50: Semiconductors and ASIC.

Following the acquisition of IC’Alps on August 4, 2025, the Group updated its reportable segments to reflect changes in its internal management reporting structure. Prior to the acquisition of IC’Alps, the Group’s operations were primarily composed of the Semiconductors business and corporate activities. Corporate activities are now included within “Other profit or loss.” Prior period segment information has been recast to conform to the current year presentation.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer specific products and are managed separately because they require dedicated resources and targeted marketing strategies. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ and FIPS 140-3-certified secure microprocessors. The ASIC segment’s operations include a complete offering of Application Specific Integrated Circuit (ASIC) and System on Chip (SoC) development, from circuit specification and mastering design in-house through qualification and management of the entire production supply chain. The ASIC reportable segment did not exist prior to August 4, 2025, when the Group acquired IC’Alps.

The Semiconductors segment is subject to export controls and government procurement regulations. The ASIC segment may also be subject to customer-specific regulatory and qualification requirements depending on end-market applications.

The Group’s Chief Executive Officer, who is the Chief Operating Decision Maker, evaluates segment performance and allocates resources based on net sales, gross profit (where applicable), and operating income or loss. In making these decisions, the Chief Operating Decision Maker considers budgets, budget-to-actual variances and key operating metrics, and allocates resources, including employees, property, plant and equipment, and financial resources, across the reportable segments.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

The accounting policies of the segments are consistent with those described in the summary of significant accounting policies of the Group. Segment operating income includes directly attributable revenues and expenses. “Other segment items” include corporate expenses and other items that are not allocated to the reportable segments.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Unaudited 6 months ended June 30,	2026			2025
USD’000	Semiconductors	ASIC	Total	Semiconductors	ASIC	Total
Revenue from external customers	8,603	2,504	11,107	4,825	-	4,825
Intersegment revenue	-	1,302	1,302	-	-	-
	8,603	3,806	12,409	4,825	-	4,825

Reconciliation of revenue
Elimination of intersegment revenue		(1,302)	(1,302)			-
Other revenue [2]			327			468
Total consolidated revenue			11,434			5,293

Less:[1]
Cost of sales	4,910	821	5,731	3,199	-	3,199
Segment gross profit	3,693	1,683	5,376	1,626	-	1,626

Less:[1]
Total operating expenses	11,113	6,612	17,725	7,328	-	7,328
Other segment items	(129)	517	388	691	-	691
Segment profit / (loss) before income taxes	(7,291)	(5,446)	(12,737)	(6,393)	-	(6,393)

Reconciliation of profit or loss (segment profit / (loss))
Other profit or loss[2]			(23,684)			(15,893)
Elimination of intersegment profits			(62)			-
Income / (loss) before income taxes			(36,483)			(22,286)

Other segment disclosures
Interest revenue	-	-	-	7	-	7
Interest expense	358	35	393	7	-	7
Depreciation and amortization	421	2,238	2,659	313	-	313
Profit / (loss) from intersegment sales	-	62	62	-	-	-
Income tax recovery / (expense)	-	295	295	-	-	-
Segment assets	21,418	29,399	50,817	13,233	-	13,233

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.

(2)	Other revenue and Other profit or loss are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of products, R&D, financing and non-operating investment company, and the newly acquired Wecan and Miraex. None of those segments has ever met any of the quantitative thresholds for determining reportable segments. It also includes the holding company SEALSQ Corp., which is not separately presented as a reportable segment.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

	As of June 30,	As of June 30,
Asset reconciliation USD’000	2026 (unaudited)	2025 (unaudited)
Total assets from reportable segments	50,817	13,233
Other assets[1]	656,356	175,518
Elimination of intersegment receivables	(45,798)	(14,430)
Elimination of intersegment investment and goodwill	(44,997)	(19,332)
Consolidated total assets	616,378	154,989

(1)	Other assets are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of products, R&D, financing and non-operating investment company, as well as the newly acquired Wecan and Miraex. Most of Other assets refers to SEALSQ Corp, as the company is currently excluded from the reportable segments and consists mostly of cash.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Revenue by region	Unaudited 6 months ended June 30,
USD’000	2026	2025
Switzerland	584	389
Rest of EMEA*	3,309	818
North America	5,655	3,196
Asia Pacific	1,886	795
Latin America	-	95
Total revenue	11,434	5,293

*	EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region	As of June 30, 2026	As of December 31,
USD’000	(unaudited)	2025
Switzerland	333	49
Rest of EMEA	4,709	3,755
Total Property, plant and equipment, net of depreciation	5,042	3,804

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 38. Earnings / (Loss) per share

The following table shows the computation of basic and diluted net earnings / (loss) per share for the Group.

	Unaudited 6 months ended June 30,
Earnings / (Loss) per share	2026	2025
Net loss attributable to WISeKey International Holding Ltd (USD’000)	(9,327)	(4,452)
Effect of potentially dilutive instruments on net loss (USD’000)	n/a	n/a
Net earnings / (loss) attributable to WISeKey International Holding Ltd after effect of potentially dilutive instruments (USD’000)	n/a	n/a

Class A Shares, par value CHF 0.01 and CHF 0.01
Shares used in net loss per Class A Share computation:
Weighted average Class A Shares outstanding - basic	1,632,220	1,600,880
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average Class A Shares outstanding - diluted	1,632,220	1,600,880

Net loss per Class A Share
Basic weighted average earnings / (loss) per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.22)	(0.11)
Diluted weighted average earnings / (loss) per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.22)	(0.11)

Class B Shares, par value CHF 0.10 and CHF 0.10
Shares used in net earnings / (loss) per Class B Share computation
Weighted average Class B Shares outstanding - basic	4,044,091	4,023,691
Effect of potentially dilutive equivalent shares	n/a	n/a
Weighted average Class B Shares outstanding - diluted	4,044,091	4,023,691

Net earnings / (loss) per Class B Share
Basic weighted average earnings / (loss) per Class B Share attributable to WISeKey International Holding Ltd (USD)	(2.22)	(1.06)
Diluted weighted average earnings / (loss) per Class B Share attributable to WISeKey International Holding Ltd (USD)	(2.22)	(1.06)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, the basic and diluted net loss per share were the same for the six months ended June 30, 2026, and June 30, 2025, due to the Group’s net loss position.

Note 39. Legal proceedings

The Group is not currently a party to any legal proceedings or claims for which a provision has not been recognized in the consolidated financial statements.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Note 40. Related parties disclosure

Subsidiaries

The condensed consolidated financial statements of the Group include the entities listed in the following table:

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as of June 30, 2026	% ownership as of December 31, 2025	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS*	France	2010	EUR 1,473,162	5.85%	6.78%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
ISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A.	2006	USD 6,500	95.75%	95.75%	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
SEALSQ Japan KK3*	Japan	2017	JPY 1,000,000	5.85%	6.78%	Sales & distribution
SEALSQ France, Taiwan Branch4*	Taiwan	2017	TWD 100,000	5.85%	6.78%	Sales & distribution branch
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 114,286	87.5%	87.5%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp*	British Virgin Islands	2022	USD 229,453	5.85%	6.78%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	92.47%	92.47%	Sales & distribution
SEALSQ USA Ltd*	U.S.A.	2024	USD -	5.85%	6.78%	Sales & support
SEALCOIN AG	Switzerland	2024	CHF 133,333	75%	75%	Sales & distribution
WISeKey International Corp.	British Virgin Islands	2025	USD -	100%	100%	Non trading
WISeSat.Space Corp.	British Virgin Islands	2025	USD -	92.47%	92.47%	Non trading
WISeSat.Space Iberica, S.L.	Spain	2025	EUR 3,000	92.47%	-	Non trading
IC’Alps SAS*	France	2025	EUR 1,100,000	5.85%	6.78%	Custom ASIC design services
Miraex SA	Switzerland	2019	CHF 904,536	100%	-	Photonic integrated circuit (PIC) platform
Wecan Group SA	Switzerland	2017	CHF 304,911	3.25%	2.16%	Blockchain solutions for data quality and compliance in the financial sector
QAIT Corp. (subsequently renamed Quantisimo Corp.)	British Virgin Islands	2025	USD -	100%	100%	Non trading
QAIT Association[5]	Switzerland	2026	CHF -	-	-	SEALCOIN ecosystem and token-related activities
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

[1]	50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2]	88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd
[3]	Formerly WISeKey IoT Japan KK
[4]	Formerly WISeKey IoT Taiwan [5] The QAIT Association is a separate Swiss legal entity in which the Group has no ownership interest or share capital. The Group consolidates the Association under ASC 810 from March 2, 2026; accordingly, no ownership percentage is presented.
*	The WISeKey Group holds over 50% of the voting rights of SEALSQ Corp and management has assessed that the Group controls SEALSQ Corp. As a result, SEALSQ Corp and its subsidiaries have been consolidated into the WISeKey Group’s condensed consolidated financial statements.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Unconsolidated affiliates

As per the table below, as of June 30, 2026, the Group holds one equity investment in unconsolidated affiliates over which it exercises significant influence, but which are not consolidated because the Group does not control the entities. As detailed in Note 22, these investments are accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as of June 30, 2026	% ownership as of December 31, 2025	Nature of relationship
Quantix Edge Security, S.L.	25.50%	25.50%	Equity method investment

Related party transactions and balances

The following table presents the related parties incorporated within the Group’s consolidated financial statements.

		Receivables as of		Payables as of		Unaudited Net expenses to		Unaudited Net income from
Related Parties		June 30, 2026	December 31,	June 30, 2026	December 31,	in the 6 months ended June 30,		in the 6 months ended June 30,
(in USD’000)		(unaudited)	2025	(unaudited)	2025	2026	2025	2026	2025
1	Carlos Moreira	-	-	-	614	-	-	-	-
2	John O’Hara	-	-	5	4	-	-	-	-
3	María Pía Aqueveque Jabbaz	-	-	-	-	52	59	-	-
4	Philippe Doubre	-	7	-	-	51	71	-	-
5	David Fergusson	-	-	-	26	37	199	-	-
6	Jean-Philippe Ladisa	-	-	-	-	41	72	-	-
7	Philippe Monnier	-	-	-	-	52	72	-	-
8	Antoine Kohler	-	-	5	-	5	-	-	-
9	Peter Ward	-	-	1,430	1,589	-	1,543	-	-
10	Ruma Bose	-	-	-	-	37	125	-	-
11	Cristina Dolan	-	-	-	-	37	136	-	-
12	Eric Pellaton	-	-	-	-	37	124	-	-
13	Hossein Rahnama	-	-	-	-	-	12	-	-
14	Danil Kerimi	-	-	-	-	-	27	-	-
15	Rolf Gobet	-	-	-	-	-	27	-	-
16	OISTE	196	143	286	183	231	172	71	82
17	Terra Ventures Inc	-	-	32	33	-	28	-	-
18	GSP Holdings Ltd	-	-	16	17	-	-	-	-
19	SAI LLC (SBT Ventures)	-	-	33	34	-	-	-	-
20	WeCanGroup SA	-	-	-	-	-	-	63	-
21	Quantix Edge Security	753	-	-	-	-	-	753	-
22	Quobly	1,164	-	-	-	-	-	-	-
23	Related parties of Carlos Moreira	-	-	139	-	476	301	-	-
	Total	2,113	150	1,946	2,500	1,056	2,968	887	82

1.	Carlos Moreira is the Chairman of the Board of Directors and CEO of WISeKey. Mr. Moreira is also the Chairman of the Board of Directors and the CEO of SEALSQ Corp.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

2.	John O’Hara is the CFO of WISeKey. Mr. O’Hara is also a member of the Board of Directors and the CFO of SEALSQ Corp. A short-term payable amount to John O’Hara in an amount of USD 4,680 disclosed in the balance sheet as part of accounts payable to Board Members (see Note 25) was outstanding as of June 30, 2026, in relation to a tax refund.

3.	María Pía Aqueveque Jabbaz is a Board member of the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2026, relate to her Board fee.

4.	Philippe Doubre is a Board member of the Group, member of the Group’s nomination & compensation committee, and a former advisor to the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2026, relate to his Board fee.

5.	David Fergusson is a Board member of the Group, chairman of the Group’s nomination & compensation committee and member of the Group’s audit committee. Mr. Fergusson is also a member of the Board of Directors of SEALSQ Corp, chairman of the SEALSQ Corp’s nomination & compensation committee and member of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2025, relate to his Board fees.

6.	Jean-Philippe Ladisa is a Board member of the Group, chairman of the Group’s audit committee and member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the six months ended, June 30, 2026 relate to his Board fee.

7.	Philippe Monnier is a Board member of the Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2026 relate to his Board fee.

8.	Antoine Kohler is a member of the board of directors of Wecan Group SA, subsidiary of the SEALSQ Group. The expenses recorded in the income statement in the six months ended, and the payable balance as of June 30, 2026, relate to his Board fee.

9.	Peter Ward is a member of the Board and former CFO of WISeKey. Mr. Ward is also a member of the Board of Directors of SEALSQ Corp and SEALSQ Corp’s former CFO. A payable balance of USD 1,429,541 is owed to Mr. Ward as of June 30, 2026 in relation to accumulated unused vacation allowance while he was employed by the Group as CFO; it is disclosed in the balance sheet as part of accounts payable to Board members for its current portion of USD 259,023 (see Note 25) and as indebtedness to related parties, noncurrent for its noncurrent portion of USD 1,170,519 (see Note 28).

10.	Ruma Bose is a member of the Board of Directors of SEALSQ Corp. The expenses recorded in the income statement in the six months ended, and the payable balance as of, June 30, 2026 relate to her Board fee.

11.	Cristina Dolan is a member of the Board of Directors of SEALSQ Corp and the Chairwoman of the audit committee of SEALSQ Corp. Ms. Dolan is also a former Board member of the Group, a former member of the Group’s audit committee and a former member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the six months ended, June 30, 2026 relate to her Board fee.

12.	Eric Pellaton is a member of the Board of Directors of SEALSQ Corp, member of the SEALSQ Corp’s nomination & compensation committee and member of the audit committee of SEALSQ Corp. Mr. Pellaton is also a former Board member of the Group and a former member of the Group’s nomination & compensation committee. The expenses recorded in the income statement in the six months ended, June 30, 2026 relate to his Board fee.

13.	Hossein Rahnama is a member of the Board of Directors of SEALSQ Corp.

14.	Danil Kerimi is a former member of the Board of Directors of SEALSQ Corp.

15.	Rolf Gobet is a member of the Group’s advisory committee.

16.	The Organisation Internationale pour la Sécurité des Transactions Electroniques (“OISTE”) is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Two members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation which gives rise to the related party situation.

OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.

The receivable from OISTE as of June 30, 2026 and income recorded in the income statement in the six months ended June 30, 2026 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the six months ended June 30, 2026, the Group invoiced OISTE a total of CHF 56,205 (USD 71,499). The payable to OISTE as of June 30, 2026 and expenses relating to OISTE recognized in the six months ended June 30, 2026 are made up of license and royalty fees for the six months ended June 30, 2026 under the contract agreement with WISeKey SA.

17.	Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

18.	GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 2, 2017. The loan is non-interest bearing and has no set repayment date.

19.	SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

20.	Wecan Group SA became a consolidated subsidiary of the Group on June 1, 2026. The income recognized during the five months ended May 31, 2026 relates to services provided to SEALSQ under the token services agreement dated June 28, 2025, which was satisfied on May 31, 2026.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

21.	Quantix Edge Security S.L. is an equity method investee of the Group. The income recognized during the six months ended June 30, 2026, and the receivable balance as of June 30, 2026, relate to services provided by SEALSQ to Quantix under a statement of work.

22.	Quobly is an unconsolidated related party affiliate of the Group. The receivable balance as of June 30, 2026, relates to a EUR 1.0 million contractual prepayment due under the Joint Cooperation Agreement for future services. The corresponding credit amount was recorded as a contract liability and will be recognized as revenue as the related services are provided under applicable statements of work (see Note 23).

23.	Three immediate family members of Carlos Moreira were employed by WISeKey SA in the six months ended June 30, 2026. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm’s length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 112,582 (USD 139,051) recorded in the income statement in the six months ended June 30, 2026.

Entities related through common control

In 2025, WISeSat.Space Holdings Corp., a British Virgin Islands company, and its wholly owned subsidiary, WISeSat Merger Sub Corp., a Cayman Islands company, were established in connection with the proposed business combination involving WISeSat. These entities are ultimately owned and controlled by Carlos Moreira, the Group’s Chief Executive Officer, and are therefore related parties of the Group under ASC 850.

The Group does not hold an ownership interest in either entity, and no transactions between the Group and these entities were recognized during the six months ended June 30, 2026.

Note 41. Subsequent events

WISeSat.Space Subscription Agreement and De-SPAC Timeline Extension

On August 6, 2026, the Group entered into a Subscription Agreement with WISeSat.Space Holdings Corp., the entity that will become the publicly listed parent of WISeSat.Space Corp. upon completion of its previously announced business combination with Columbus Acquisition Corp. (Nasdaq: COLA), under which the Group committed to purchase USD 10 million of WISeSat.Space Holdings Corp. ordinary shares in a private placement. The purchase price per share will equal the redemption price paid to Columbus Acquisition Corp.'s public shareholders who elect to redeem their shares in connection with the business combination. Based on an assumed redemption price of approximately USD 10.66 as of June 30, 2026, the commitment would result in the issuance of approximately 938,086 shares. The subscription is conditioned on, and will close concurrently with, the closing of the business combination. As of the date of this report, the Group has not advanced any funds or recognized any asset in connection with this commitment.

Repayment of the Outstanding Convertible Note with L1

On September 23, 2026, the Group agreed to repay the outstanding USD 10,000 aggregate convertible notes in full (see Note 28).

Redomiciliation and Name Change

At the Extraordinary General Meeting (“EGM”) held on September 9, 2026, WISeKey’s shareholders approved the proposal of the board of directors relating to the redomiciliation of WISeKey International Holding Ltd from Switzerland to the British Virgin Islands. Shareholders approved the merger agreement dated June 26, 2026 between WISeKey and WISeKey International Corp. (“WISeKey BVI”), a British Virgin Islands business company and wholly owned subsidiary of WISeKey, and the merger of WISeKey with and into WISeKey BVI, with WISeKey BVI as the surviving company. Upon completion of the merger, the domicile of WISeKey’s group holding company will be in the British Virgin Islands instead of in Switzerland.

Moreover, on September 16, 2026, WISeKey International Corp. changed its name to WISeQey Corp.

Note 42. Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The Group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group’s supply chain in the future.

As of June 30, 2026, the Group assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates and concluded that no changes were required. The Group will continue to monitor these areas of increased risk for material changes.

WISeKey International Holding Ltd	Condensed Consolidated Financial Statements as of June 30, 2026

Impacts of the Israel–Hamas conflict and U.S./Israel–Iran conflicts

Israel’s declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty. On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran: Iran’s retaliation attacks expanded the conflict beyond just Iran and Israel and has threatened some commercial routes, especially traffic through the Strait of Hormuz.

The Group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of these conflicts on its operations. The Group’s supply chain is not dependent on commercial routes through and around the Strait of Hormuz. However, depending on their duration and intensity, these conflicts may adversely affect the global economy, financial markets and the Group’s supply chain in the future.

As of June 30, 2026, the Group assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates and concluded that no changes were required. The Group will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Over the course of 2025 and 2026, U.S. tariff policy has continued to escalate and has proven highly volatile: the U.S. government has imposed a series of new tariffs on goods imported into the United States, courts have invalidated several of them, the administration has responded with successive replacement measures, and non-U.S. governments have responded with their own countermeasures, export controls, and legal challenges.

For example, in January 2026, the United States imposed a 25% tariff under Section 232 of the Trade Expansion Act of 1962 on imports of certain high-performance semiconductor products and derivative parts meeting specified computing-performance and memory-bandwidth thresholds (a category most associated with advanced graphics processing units and AI accelerators), subject to a number of end-use exemptions, including for U.S. data center, research and development, startup, consumer-electronics, industrial, and public-sector uses. This tariff is narrower in scope than the tariff on “all semiconductor chips” the administration had initially proposed in February 2025, but the U.S. Department of Commerce has reserved the right to broaden its scope to additional semiconductor categories following a mid-2026 review. Separately, in February 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act does not authorize the broad “reciprocal” tariffs the administration had imposed on imports from most U.S. trading partners, and those tariffs have since been invalidated. The administration responded by imposing a new 10% tariff under Section 122 of the Trade Act of 1974 on substantially all imports, which a U.S. trade court likewise found to exceed the government’s statutory authority in May 2026; that tariff expired by its own statutory time limit in July 2026 and has since been followed by new Section 301 tariff actions tied to separate manufacturing-overcapacity and forced-labor investigations covering dozens of countries. As a result of this rapid succession of new tariffs, court rulings, and replacement measures, the future of U.S. tariff policy, and the possibility of further new tariffs and countermeasures, remains highly uncertain.

Although a large amount of our supply chain does not currently directly import products to the United States as the Group supplies to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our products and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As of June 30, 2026, the Group assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.